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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 10-SB/A3

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12 (b) or (g) of the The Securities Exchange Act of 1934

Commission File No: 0-52252

CADISCOR RESOURCES INC.

(Exact name of Registrant as specified in its charter)

Quebec, Canada

(State or other Jurisdiction of incorporation or organization)

1225 Gay-Lussac, Boucherville, Québec, Canada J4B 7K1

(Address of principal executive offices)

Issuer’s telephone number: Canada (450) 641-0775

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

The number of outstanding shares of each of the Issuer's classes of capital or common stock as of August 28, 2006: 27,599,000 common shares

The Index to Exhibits is found in Page 74

TABLE OF CONTENTS

PART 1

ITEM 1:

DESCRIPTION OF BUSINESS

(a)

Business development

(b)

Description of the business

(c)

Reports to security holders

(d)

Enforceability of civil liabilities against foreign persons

ITEM 2:

MANAGEMENT’S DISCUSSION AND ANALYSIS

(a)

Plan of Operation

(b)

Management's discussion and analysis of financial condition and results of operations

ITEM 3:

DESCRIPTION OF PROPERTY

(a)

Mining properties

(a)

Security ownership of certain beneficial owners

(b)

Security ownership of management

(c)

Changes in control

ITEM 5:

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

(a)

Directors and executive officers

(c)

Family relationships

(d)

Legal proceedings

ITEM 6:

EXECUTIVE COMPENSATION

(a)

General

(b)

Stock options granted during the last financial year

ITEM 7:

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a)

 Related parties transactions

ITEM 8:

DESCRIPTION OF SECURITIES

(a)

Common shares

(c)

Stock options

(d)

Warrants

(e)

Escrow securities

PART II

ITEM 1:

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a)

Market information

(b)

Holders

(c)

Dividends

ITEM 2:

LEGAL PROCEEDINGS

ITEM 3:

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

ITEM 4:

RECENT SALES OF UNREGISTERED SECURITIES; USE OF PROCEEDS FROM UNREGISTERED SECURITIES

(a)

Prior sales of common shares in Canada

(b)

Offerings in Quebec and in Canada

(c)

Public offering in Quebec, Canada

(d)

Use of proceeds

PART FINANCIAL STATEMENTS

Opening Balance Sheet

FIRST QUARTER INTERIM REPORT

PART III:

LIST OF EXHIBITS

74

SIGNATURES

PART 1

PRELIMINARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement contains forward-looking statements, which relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Certain Risks of Operations" on pages 12, that may cause our or our Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

ITEM 1:

DESCRIPTION OF BUSINESS

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated

(a)

Business development

Cadiscor Resources Inc. ("Cadiscor" or "Company") was incorporated on March 6, 2006 under the Canada Business Corporations Act, under the name 6532039 CANADA INC. At the time of formation, all of the Company’s issued and outstanding common shares were entirely owned by Strateco Resources Inc. (“Strateco”).  The Company’s name was subsequently changed to Cadiscor Resources Inc. on April 5, 2006. On June 20, 2006, the shareholders of Strateco Resources Inc. (“Strateco”) the parent corporation of Cadiscor at the time, approved the transfer of all of Strateco’s gold mining assets valued at $3,200,000 to Cadiscor in exchange for a prorata distribution of 20,000,000 common shares of Cadiscor to the eligible shareholders of Strateco and reimbursement to Strateco of the sum of $225,000 and the balance payment of $275,000 and the issuance of 1,000,000 common shares to GéoNova Explorations Inc. (“GéoNova") for the acquisition of an interest of 100% in the Discovery Property.

Cadiscor made an application on July 10, 2006 for listing of its common shares on the TSX Venture Exchange in Canada under the symbol CAO concurrently with a public offering in Canada to obtain the necessary financing to acquire and to conduct exploration work on the new properties, Discovery and Montbray properties. This request was approved conditionally on July 24, 2006. One of the conditions for listing on the TSX Venture Exchange was that Cadiscor hold a minimum of 200 public shareholders at the time of listing rendering necessary the distribution of Cadiscor shares by Strateco to Strateco’ shareholders in the days preceding the listing of Cadiscor common shares.

Strateco, the former parent Corporation of Cadiscor, was initially listed for trading on November 7, 2000 on the Bourse de Montréal Inc. and its shares are listed under the ticker symbol RSC. On October 1, 2001 Strateco’s shares were traded on the Canadian Venture Exchange (CDNX) and since May 1, 2002 on TSX Venture Exchange, the new name of the CDNX. The common shares of Strateco are registered with the United States Securities and Exchange Commission (the “Commission”) pursuant to section 12(g) of the Securities Exchange Act of 1934 under Commission file number: 0-49942 since September 2002.

Since its incorporation on April 1, 2000, Strateco has been involved in exploration of mining properties in Quebec, Canada as previously disclosed by Strateco in is initial Registration Statement of Form 10-SB filed with the Commission and periodically in Commission Forms 10-QSB, 10-KSB and 8-K.

Strateco was involved in exploration of the gold related properties until the end of 2005. At that time, Strateco became interested in uranium exploration and acquired properties with the potential for uranium discoveries. The first property to be acquired was the Mont-Laurier Uranium project located at Mont-Laurier, Québec Canada, followed by the Matoush property and the Eclat project located in the Otish Mountains area in Quebec, Canada.

Strateco’s strategy of diversification into uranium exploration is not, in the opinion of Strateco’s management, consistent with the Strateco’s mission for its investors as it relates to its gold exploration and mining activities. Specifically, the value of shares with uranium properties is different from value of shares on the market for gold properties. Also the geology explanation for drilling programs and the results are different for uranium properties and gold related properties rendering difficult to inform shareholders in two different domains of exploration at different time since even the delays in obtaining results from exploration programs are different. The investor relations are also focusing on different markets for uranium and gold related properties rendering more appropriate for business reasons to proceed with the spin-off of gold related properties to a subsidiary. Consequently, Strateco’s board of directors voted March 22, 2006, 2006 to create a new wholly owned company, Cadiscor, into which all Strateco’s gold exploration assets would be transferred, allowing Strateco to focus its exploration efforts on properties with uranium potential (the “Strateco’s Corporate Reorganization”).

In determining whether or not to spin-off the gold exploration and mining activities, Strateco’s board considered other alternatives, such as a sale of the gold exploration and mining activities to a third party but the market for gold related properties was not at that time favorable to such an alternative.  However, Strateco’s board determined that both the gold mining and exploration and the uranium mining and exploration activities were viable as ongoing public mining and exploration companies and that a spin-off would permit investors to determine whether or not to hold investments in one or both of these mining activities.  Strateco’s board also believed that its shareholders, through the shares of Cadiscor common stock that would be distributed, should have the benefit of the significant investments made to date in the gold mining and exploration activities.

Cadiscor was incorporated by Strateco as a wholly owned subsidiary and Strateco then owned one share for $1.00 of Cadiscor. Two officers and directors of Strateco were also directors and officers of Cadiscor until a new team of officers could replace this management by interim. Until February 15, 2006, , Strateco was holding only an option to acquire 50% interest in the Discovery and Cameron projects  that are now called collectively Discovery Property with GéoNova Explorations Inc. (“GéoNova”) pursuant to the Option Agreement and Joint Venture Agreement dated October 2, 2002 and amended on September 3, 2003.

In February 2006, GéoNova, in a precarious financial situation, agreed to sell a 100% interest in that property to Strateco who had already invested nearly 3M$ on a foreseen 4.5M$ in exploration expenses to acquire an option and joint venture of a 50% interest on this property.

In order to acquire the 100% interest on the Discovery property from GéoNova, Strateco had already foreseen to in the Agreement to create a subsidiary that had to meet the same conditions toward GéoNova than Strateco. These conditions are described in Exhibit 6.2 Contract for sale between Strateco and GéoNova dated February 15, 2006. The new company was created as Cadiscor Resources Inc. herein after also called the “Company”.

In order to acquire the 100% interest in Discovery in lieu and place of Strateco, Cadiscor had to become a public company before August 30, 2006, had to issue 20,000,000 shares to Strateco equivalent to the value of the property transferred in taking into account the value of the sums already invested by Strateco and the costs paid by Strateco for reports and registration of claims.

 Cadiscor had to pay to GéoNova $1,475,000. One $million could be paid as a lump sum or by issuance of 1,000,000 shares of Cadiscor qualified by Prospectus to GéoNova to be valued at $1,000,000.

 Cadiscor had to reimburse payments made by Strateco to GéoNova pursuant to the Agreement of $25,000 made at the time of signature of the Agreement on February and a payment  $200,000 made to GéoNova by Strateco since Cadiscor was not yet a public company on May 30, 2006.

Cadiscor had to become listed on the TSX Venture Exchange before August 30, 2006.

 Furthermore Strateco had to obtain from its shareholders prior approval for the reduction of its capital for the sale of the Discovery Property and the Montbray Property to Cadiscor in exchange for the distribution to Strateco’s shareholders of the 20,000,000 shares of Cadiscor for the exact value of the gold related properties. Strateco’s shareholders would retain all the shares they held in Strateco but would receive in addition to their shares in Strateco a number of  shares of Cadiscor  pro rata of the number of shares  they held in Strateco.

If any of these prior conditions were not realised by Cadiscor or Strateco prior to August 30, 2006, the 100% interest in the property could be acquired by Strateco only from GéoNova and Cadiscor agreement to purchase the Property and Montbray properties from Strateco would have been annulled. Cadiscor would have remained a private company without assets and with one sole shareholder.

Company management has elected to voluntarily file this Registration Statement for Cadiscor in connection with the spin-off of Strateco’s assets relating to its gold mining operations to Cadiscor.

The Corporate Reorganization of Strateco, was approved by the securities regulators in Quebec and Canada and disclosed by Strateco in Form 8-K filed with the Commission on August 22, 2006. Strateco’s Corporate Reorganization involved the following transactions:

(a)

Sale of its Discovery and Montbray properties (the “Properties”) to Cadiscor in consideration for:

i)

20,000,000 common shares of Cadiscor issued to Strateco at $0.16 per share for a total consideration of $3,200,172;

ii)

Assumption by Cadiscor of the balance of the purchase price pursuant to the terms of the Discovery property Sale Agreement between Strateco and GéoNova Exploration Inc. (GéoNova) dated February 15, 2006 (the “GéoNova Agreement”) a copy of which is attached to this Registration Statement as Exhibit 6.1 and incorporated herein by reference. The GeoNova Agreement’s material terms and conditions include:

(1) Cadiscor to pay GéoNova the sum of $275,000 no later than August 30, 2006;

(2) Cadiscor to issue common shares of Cadiscor qualified by prospectus to GéoNova in the total amount of $1,000,000 or pay a lump sum of $1,000,000 to GéoNova, no later than August 30, 2006;

(3) Cadiscor to reimburse Strateco $225,000; and

(4) Assumption by Cadiscor of the 2% net smelter return (“NSR”) payable to GéoNova, redeemable for $1,000,000, and royalties payable to third parties in relation to the Discovery property.

(b)

Reduction of the stated capital of Strateco in the amount of $3,200,172, payable through a pro-rata distribution to Strateco’ shareholders of the 20,000,000 common shares of Cadiscor held by Strateco; and

(c)

An initial public offering by Cadiscor and listing of Cadiscor’ shares on a recognized Canadian stock exchange.

Strateco shareholders of record as of August 23, 2006 received 0.21234045 share of Cadiscor for each share of Strateco held by them.

Cadiscor and Strateco entered into a Purchase and Sale Agreement dated May 10, 2006 including the terms stated above (the “Cadiscor Agreement”), a copy of which is attached to this Registration Statement as EXHIBIT 6.2 and incorporated herein by reference.

Closure of the Cadiscor Agreement was subject to the following conditions: (i) approval of the sale of the Discovery and Montbray properties by the shareholders of Strateco, (ii) closing of an initial public offering by way of prospectus by Cadiscor, and (iii) acceptance of the TSX Venture Exchange of the listing of Cadiscor shares. The Cadiscor Agreement stipulates that these prior conditions had to be met on or before August 30, 2006, failing which the sale of the Properties and Corporate Reorganization would not take place.

As to the first condition, the shareholders of Strateco approved unanimously on June 20, 2006 the sales of these properties by Strateco to Cadiscor. As to the second condition, Cadiscor closed its initial public offering on August 17, 2006. As to the third condition, Cadiscor’s common shares were listed on the TSX Venture Exchange in Canada on August 21, 2006 under the symbol CAO.

Reduction of Strateco’s Stated Capital and Distribution of Cadiscor Shares.

Following approval by the shareholders of Strateco on June 20, 2006, Strateco’s board of directors recommended that the stated capital of Strateco be reduced by an amount of $3,200,172, being the value attributed to the Discovery Property sold to Cadiscor. This reduction of capital was payable through a pro rata distribution to Strateco’ shareholders of record as of August 23, 2006 of the 20,000,000 common shares of Cadiscor received by Strateco for the sale of the Properties.

The 20,000,000 common shares of Cadiscor were distributed to Strateco’ shareholders of record on August 23rd, 2006 in proportion to the number of shares of Strateco held by each shareholder. No share fractions were issued. Any shareholder entitled to receive a share fraction instead received a whole share of Cadiscor if the fraction was equal to or greater than half a share of Cadiscor. In connection with the approval of the Corporate Reorganization of Strateco, the shareholders of Strateco were provided with a Management Information Circular including Supplemental Information which Company management believes provided shareholders with detailed information regarding the spin-off and the shares of Cadiscor to be issued in connection with the spin-off.

Strateco disclosed all of the preceding information regarding the Corporate Reorganization of Strateco within the Management Information Circular including Supplemental Information on Cadiscor in its Form 8-K filed with the Commission on June 22, 2006 and Form 8-K filed with the Commission on August 22, 2006.

Cadiscor’s Initial Public Offering and listing on TSX Venture Exchange

In order to meet the necessary conditions and to finance the purchase of the Discovery and Montbray properties, Cadiscor filed to obtain conditional approval by the TSX Venture Exchange in Canada for listing of its shares concurrently with the approval by the Autorité des marches financiers (Quebec Securities Commission) of a prospectus to realize its Initial Public Offering (IPO).

Cadiscor became a public company reporting issuer in Quebec Canada on August 3, 2006 at which date it received a final visa from the Quebec Securities Commission for its IPO in the provinces of Canada and in countries outside of North America. The closing of the IPO took place in Montreal, Quebec on August 17, 2006, for a total amount of $6,599,000 representing the sale of 4,300,000 flow-through common shares at the price of $1.00 per flow-through common share and the sale of 2,299,000 Units at the price of $1.00 per Unit. Each unit consisted of one common share and one half of one warrant. Each whole warrant gives the right to its holder to purchase a common share for the price of $1.25 per share until February 18, 2008.

Cadiscor as a public company in Quebec, Canada may finance its exploration activities through the issuance of common shares and flow-through shares. A flow-through share is a share with the same characteristics as a common share but whose Canadian exploration expense (CEE) tax benefits can be transferred to the subscriber. CEE generally includes any current expense incurred for the purpose of determining the existence, location, extent and quality of a Canadian mineral resource other than Canadian development expenses or expenses that can reasonably be considered as being related to a mine that already produces reasonably commercial quantities or to a potential or real extension thereof. CEE also includes expenses incurred for the purposes of putting a new mine into production.

A subscriber for a flow-through share may deduct his or her share of the CEE incurred by the Company and renounced in favour of the subscriber. If the Company does not use all of the funds to incur expenses related to admissible resources, the Company will be required to adjust the expenses renounced in favour of the subscribers, who will then be reassessed and required to repay the tax benefits they received in relation to the unused funds. In addition, the Company will be required to pay interest and penalties on the unused portion of the funds within the time limit prescribed by law.

This IPO was realized with the help of three brokerage firms who received a total of $461,930 as brokers’ fees and a total of 461,930 brokers’ warrants. Each broker’s warrant gives the right to its holder to subscribe to a common share of Cadiscor at the price of $1.00 per share until February 18, 2008.

On August 17, 2006, at the closing, Cadiscor paid the balance of payments to acquire the Discovery and Montbray properties from Strateco, issued 20,000,000 common shares to Strateco and 1,000,000 common shares to GéoNova Explorations Inc. (GéoNova), made a payment to GéoNova in the amount of $275,000 and reimbursed payments made by Strateco to GéoNova in the amount of $225,000 for an aggregate value of $4,700,172.

All transactions being completed following the closing of the Cadiscor IPO, the TSX Venture Exchange approved on August 18, 2006 the listing of Cadiscor common shares on the TSX Venture Exchange under the symbol CAO at the opening of trading on August 21, 2006. Since Cadiscor needed at least 200 shareholders holding regular lots of 500 shares and more to obtain the final approval for listing, the distribution of 20,000,000 Cadiscor shares to nearly three thousand Strateco shareholders allowed Cadiscor to meet this essential requirement for the Canadian regulatory authorities.

Strateco shares traded “ex dividend” as of August 21, 2006 and its Transfer Agent, Computershare Trust Company of Canada proceeded to the distribution of these shares on August 25, 2006.

(b)

Description of the business

Terms and Definitions

The following mining terms and definitions will be of assistance in understanding the present and contemplated mining operations of the Company as used in this Registration Statement:

Au	Gold
Cu	Copper
Development	Preparation of a mineral deposit for commercial production, including installation of plant and machinery and the construction of all related facilities.
Diamond drill

A type of rotary drill in which the cutting is done by abrasion rather than percussion.  The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face.  The drill cuts a core of rock, which is recovered in long cylindrical sections an inch or more in diameter.

Dilution	The effect of waste or low grade mineral being included unavoidably in the mined mineral, thereby lowering the recovered grade.
Exploration	The prospecting, trenching, mapping, sampling, geochemistry, geophysics, diamond drilling and other work involved in searching for mineral bodies.
Grade	The amount of precious metals in each tonne of mineral.
g/t Au	Grams of gold per tonne.
Metallurgy	The science of extracting metals from minerals and preparing them for use.
Mill	A plant where mineral is ground to a fine size and undergoes physical or chemical treatment to extract the valuable minerals.
Mineral	A naturally occurring inorganic element or compound having an orderly internal structure and characteristic chemical composition, crystal form and physical properties.
Mineral Resource

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Inferred Mineral Resource: an “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of a geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource: An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource: A “Measured Mineral Resource” is that part of a  Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing, information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Cautionary Notes to U.S. Investors concerning estimates of Inferred and Measured Resources: This section uses the term “inferred and measured” resources. We advise U.S. Investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resources will ever be upgraded to a higher category.  Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally viable.

Mineralization	Rock containing an undetermined amount of minerals or metals.

Ounces	Troy ounces.
Oxide

Mineralized rock in which some of the original minerals, usually sulphide, have been oxidized.  Oxidation tends to make the mineral more porous and permits a more complete permeation of cyanide solutions so that minute particles of gold in the interior of the minerals will be more readily dissolved.

Pb	Lead
Recovery	A term, generally stated as a percentage, used in process metallurgy to indicate the proportion of valuable material obtained in the processing of a mineral.
Reserve	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Proven (Measured) Reserves: Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results or detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Probable (Indicated) Reserves: Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Stockpile	A mass of broken rock, usually mineral material.
T/day	Tonnes per day.
Tonne (t)	A metric tonne (1,000 kilograms)
Waste	Material that is too low in grade to be mined and milled at a profit.
Zn	Zinc

The business of Cadiscor essentially pertains to the exploration of mining properties with potential for the discovery of gold and base metal deposits, with a view to commercial production. Cadiscor does not have any properties in production but owns the two properties described hereinafter under ITEM 3: DESCRIPTION OF PROPERTY (a) Mining properties on page 18 of this Registration Statement.

Mineral exploration of mining properties with potential for the discovery of gold and base metal deposits constitutes the current and anticipated principal business of the Company.  Moreover, in the course of realizing its objectives, it is anticipated that Cadiscor will be called upon to enter into various agreements specific to the mining industry, such as purchase or option agreements to purchase mining claims and joint venture agreements.

The following table gives a breakdown of the Company’s current property holdings:

Cadiscor owns 100% interest in two mineral exploration properties in Québec, Canada, that together comprise 152 mining claims for a total surface area of 4,567 hectares. The “Discovery” property is located north of Lebel-sur-Quévillon in Québec, Canada while the “Montbray” property is located south of La Sarre in Québec, Canada.

Detailed information for these properties is as follows:

Property	Mining Claims	Area (hectares)	Interest	Mineralization
Montbray Discovery	28 124	1,120 3,447	100% 100%(1)	Au Au

1)

Subject to the royalties described hereinafter under “Discovery Property – Mining Claims”. See PART 1- ITEM 3-DESCRIPTION OF PROPERTY at page 18 of the Registration Statement..

Employees

The Company currently does not have any employee. The Company has a service contract with BBH Géo-Management Inc., a management company that provides the services of an officer, Mr. Michel Bouchard, who acts as president of the Company on a full time basis, one secretary, one accounting clerk and one legal consultant on a part-time basis and the services of external auditors and legal counsels on an on call basis.

Administrative and Operational Offices

Cadiscor’s principal offices are located at 1225 Gay-Lussac Street, Boucherville, Québec Canada. The telephone number is (450) 641-0775.

 MATERIAL RISKS OF OPERATION FOR THE BUSINESS

Apart from the risks customarily encountered by exploration stage mining companies, the Company’s business is subject to a number of material risks. The following is a brief discussion of all those distinctive or special characteristics of Cadiscor’s operations and industry which may constitute risk factors regarding the Company’s future financial performance. The Company does not maintain “Political Risk” Insurance.

Exploration and mining risks related to major unforeseen events, availability of personal, and costs of machinery, equipment, operations and compliance with governmental regulations.

The exploration of mining properties is a high-risk industry. Presently, none of the Company’s properties or projects have a known body of commercial mineral. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explorations, cave-ins, landslides, and the inability to obtain adequate machinery, equipment or labor are all risks involved in the operation of mines and the conduct of exploration programs.  The Company relies on consultants and other professionals for exploration. The Company requires substantial resources to establish reserves, develop metallurgical processes to extract metal from the mineral, and develop mining and processing facilities at a given site.  The cost of developing gold and other mineral properties is affected by the cost of operations, variations in the grade, fluctuations in metal markets and the cost of processing equipment. Government regulations regarding prices, taxes, royalties, allowable production, importing and exporting of minerals, land use, land tenure and environmental protection also affect economic viability.

Uncertainties related to stage of exploration depends on availability of financing and operating history of the Company.

The Company is a junior natural resource exploration company and has no production revenue.  It does not have an operating history upon which investors may rely. The Company has limited financial resource. The Company must renew constantly its efforts to obtain adequate financing in the future. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration of its projects. We recognize that we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start up stage of their business development. These risks and uncertainties and the Company’s failure to do so could have a materially adverse effect on Company’s financial condition.

Variation of Metal Prices

Metal prices have fluctuated widely in recent years, and are affected by numerous factors. International economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels all may affect metal prices.

Gold prices fluctuate on a daily basis and are affected by numerous factors, including:

•	level of interest rates,

•	rate of inflation,

•	central bank sales, and

•	world supply of gold

Each of these factors can cause significant fluctuations in gold prices. Such external factors are in turn influenced by changes in international investment patterns and monetary systems and political developments.

Competition with major companies for acquiring properties and qualified employees.

The mineral industry is very competitive.  The Company must compete with other companies possessing superior financial resources and technical facilities.  This competition is not only for the acquisition of mining interests, but also for retention of the services of qualified employees. The Company relies presently on skilled consultants and its ability to raise financing to retain them in order to conduct its exploration works.

Titles on mineral properties

Although the Company has exercised customary care with respect to determining title to properties in which it has a material interest, title to such properties may be challenged or impugned.

The Company’s mineral property interests may be subject to prior unregistered agreements, transfers or native land claims and title may be affected by undetected defects.

Permits, licenses and Authorizations from governmental authorities need to be obtained and maintained in good standing

The Company’s current and planned operations require permits and licenses from various governmental authorities. Such permits and licenses are subject to change in regulations and in various operating circumstances. The Company has to obtain or maintain in force all necessary permits and licenses that may be required to conduct exploration or commence construction or operation of mining facilities at properties to be explored or to maintain continued operations at economically justifiable costs. Further, certain of the Company’s mineral rights and interests are subject to government approvals.

Price Fluctuations, Share Price Volatility

Securities markets in Canada have experienced a high level of price and volume volatility in recent years, with many resource companies experiencing wide price fluctuations not necessarily related to operating performance or underlying asset values of such companies.  The Company’s Common Shares traded between $0.74 and $0.55 between August 21, 2006 and August 28, 2006.

Penny Stock Rules

The Company’s is a penny stock. The Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Commission, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade the Company’s securities.

In addition to the "penny stock" rules promulgated by the Securities and Exchange Commission (see above for discussions of penny stock rules), the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Dividends are unlikely in the near future

The Company’s board of directors determines whether to pay dividends on the Company’s issued and outstanding shares. The declaration of dividends will depend upon the Company’s future earnings, its capital requirements, its financial condition and other relevant factors. The Company’s board does not intend to declare any dividends on the Company’s shares for the foreseeable future. The Company anticipates that it will retain any earnings to finance the growth of its business and for general corporate purposes. Prospective investors seeking or needing dividend income or liquidity should, therefore, not purchase our common stock.

Environmental Regulations

All phases of the Company’s operations are subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation is evolving in a manner, which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers, and consultants.  Future charges in environmental regulation, if any, may adversely affect the Company’s operations. For every exploration project, the Company needs to obtain permits for diamond drilling from the Quebec Ministries of Forestry and Environment. The Company has the obligation under environmental laws to clean and leave the premises according to standards prescribed in the laws. The Company uses no environmentally hazardous chemicals and builds no dams or large structures. The Company believes that it complies with applicable Quebec and Canada environmental laws and regulations.  The Company has obtained all the necessary permits for the exploration works conducted on each of its properties.

Royalties engagements

The Company has contracted royalty agreements in acquisitions of mining properties but none of them is to this day applicable because the Company must pay these royalties only upon commercial production as Net Smelter Returns. The Company is only at the exploration stage on its properties. See PART 1- ITEM 3-DESCRIPTION OF PROPERTY, on page 18 of this Registration Statement which is incorporated herein by reference.

Only exploration and no research as of now

The Company has not conducted any research or development activities since its incorporation nor did Strateco prior to the transfer of Property and Montbray properties to Cadiscor, since only exploration programs have been conducted up to now.

Dependence upon management, officers and consultants

Taking into consideration that the Company’s property is at the underground drilling stage and therefore requires 100% of the management team’s time. Management originally in place at the time of incorporation that was composed of the same officers than Strateco has been replaced on June 21, 2006. It was in the best interest of the shareholders of the Company to separate the corporate entities and to focus on exploration of the Company’s gold properties with a management  that spends 100% of its time on the business of the Company.

The Company’s success depends to a great extent upon the continued successful performance of the president Mr. Michel Bouchard, President since June 21, 2006. Mr. Bouchard hires consultants and employees in several fields of expertise. The Board of Director has also approved the nomination of a new exploration vice-president for the Company who should enter in function early December 2006 to assist Mr. Bouchard.

(c)

Reports to security holders

TSX Venture Exchange and the Quebec Securities Commission require that the Company files quarterly reports, an annual report and annual consolidated financial statements audited by the Company’s Auditors. All these documents are deposited on SEDAR www.sedar.com which is the equivalent of EDGAR system in the United States of America. Following registration with U.S. Securities Commission, the Company’s annual financial reports to security shareholders will include a reconciliation of this financial information with U.S. generally accepted accounting principles and will be deposited on EDGAR. The Company must also conduct an annual shareholders’ meeting with Notice and Management Information Circular. These documents can also be consulted at the head office of the Company and on the web site of Cadiscor at www.cadiscor.com.

The public may read and copy any materials filed by the Company with the SEC at the SEC’s Public Reference Room at 100 F St. NE, Washington, DC 20549-7010. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer, and the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov).

(d)

Enforceability of civil liabilities against foreign persons

Investors in the United States of America will be able to effect service of process within the United States on the agent of the Company appointed for service of Process and Undertaking at the following address:

Eaton Peabody

David M. Austin, Esq.

P.O. Box 1210

Fleet Center

80 Exchange Street, Bangor

Maine, U.S.A. 04402-1210

In the opinion of Gowling Lafleur Henderson LLP, legal counsel for the Company in Quebec, Canada, Quebec private international law should allow the U.S. investor to enforce judgments based upon civil liability provisions of the U.S. federal securities laws obtained in U.S. Courts against officers or directors of the Company who reside in Quebec, Canada and the assets of the Company located in Quebec, Canada on application in Quebec Courts to enforce these judgments pursuant to sections 3155 to 3168 of the Civil Code of Quebec.  Also, Quebec Courts have power regarding measures intended for the protection of interests pending final judgments (conservatory measures) and in most of the matters having a sufficient connection with Quebec, Canada, when the defendant is domiciled or has an establishment in Quebec, Canada, to hear the cases arising from civil liabilities under U.S. federal securities laws pursuant to sections 3076 to 3154 of the Civil Code of Québec.  However, the Company strongly suggests that each investor consult his own legal counsel in order to verify if these legal provisions are applicable to his or her case.

ITEM 2:

MANAGEMENT’S DISCUSSION AND ANALYSIS

 (a)

Plan of Operation

Overview:

Cadiscor management believes the Company can satisfy its cash requirements for the twelve months following the date of this Registration Statement in the following manner:

The net proceeds of the Initial Public Offering as defined in Part 1-ITEM 1DESCRIPTION OF BUSINESS (a) Business development, after payment of the Brokers’ Fees but before deduction of the Expenses of Issue, in the amount of $6,137,070 will be allocated as follows:

Amounts allocated
Exploration work on the Discovery Property	$4,300,000
Payment of the balance of the purchase price of the Discovery Property	$275,000
Reimbursement of advances to Strateco	$225,000
Expenses of issue	$250,000
Working capital(1)	$1,087,070

(1)

The Company will use such funds to pay its overhead, mitigate various unforeseen expenses related to this Initial Public Offering and reserve certain amounts for future acquisition of other mining properties.

Due to the nature of mineral exploration and the results obtained during the performance of the work, it should be understood that the work programs and budget allocations may be re-evaluated, changed and allocated differently as determined in the judgment of Company management. The Company intends to use the funds at its disposal in the manner indicated in the August 2nd, 2006 Prospectus see Part III: EXHIBIT 4.1 of this Registration Statement, and Part I, ITEM 3 of this Registration Statement: DESCRIPTION OF PROPERTY. However, some circumstances may justify the reallocation of the funds for valid business reasons as determined by Company management.

As detailed below in PART I- ITEM 8: DESCRIPTION OF SECURITIES options to be granted pursuant to the stock options plan and the warrants and brokers’ warrants issued in the IPO could also be exercised during this period of twelve months and provide an additional working capital to the Company.

For the next twelve months, it is anticipated that the Company will concentrate its efforts on the gold and base metals sectors in Canada. The Company is also considering the acquisition of properties to conduct exploration work for gold in Canada. To that end, a new public offering in the provinces of Canada, might be needed and completed during the next twelve months should the Company pursue acquisition of these additional properties.

The Company does not expect any significant changes in the number of employees since it relies on contracts with independent consultants and sub-contractors specialists in specific fields of expertise for the Company’s exploration works. The Company retained the services of InnovExplo Inc. a firm specialized in the exploration programs through BBH Géo-Management Inc, the management company as consultant in geology. In case of the loss of this consultant, the work done is not lost but can be continued by another firm.

(b)

Management's discussion and analysis of financial condition and results of operations

On August 21, 2006 the Company succeeded to all of the gold mining assets previously held by its then parent corporation Strateco which retained all its uranium properties as a part of a spin-off transaction (the "spin-off"). Because the Company had not historically been operated or accounted for as a stand-alone business, the financial information for the periods prior to the spin-off on August 21, 2006, is derived from financial statements of Strateco.  This financial information concerns results for periods prior to the spin-off and may not reflect what our results of operations and financial position would have been had we been a separate stand-alone entity during those periods or be indicative of our Company's future performance. Accordingly, any direct comparison of the

Company’s financial information for accounting periods prior to the spin-off may not be meaningful or helpful in making an investment decision regarding the Company.

The following table sets forth information extracted from the published audited financial statements of Strateco for the years ending December 31, 2004 and December 31, 2005 at notes 5 and 6, and reflect that the following expenses have been incurred in the two fiscal years prior to the sale of Discovery and Montbray properties to Cadiscor as a part of the spin-off. No information is provided in this table as to Montbray property since it was the subject of a write-off by Strateco in the year 2003:

MINING PROPERTIES

	2005	2004
Discovery and Cameron	$87,750	$87,750

DEFERRED EXPENDITURES

Balance at December 31, 2004	Exploration expenses	Radiation	Balance at December 31, 2005

Mining properties

Discovery	$2,075,647	$257,734		$-	$2,333,381
Cameron	475,811	156,217		-	632,028
	$2,551,458	$413,951	$		$2,965,409

	Balance at December 31, 2003	Exploration expenses			Balance at December 31, 2004
Mining properties
Discovery	$1,496,340	$579,307			$2,075,647
Cameron	183,101	292,710			475,811

	$1,679,441	$872,017			$2,551,458

Properties and deferred expenditures were accounted for by Strateco Resources Inc. in accordance with Canadian GAAP. Under Canadian GAAP, the property’s potential for future development is sufficient to permit the capitalization of exploration expenditures incurred deferred expenditures and Strateco's management intends to pursue exploration and future development. Under U.S. GAAP, a final feasibility study showing economically recoverable proven and probable reserves is required for capitalization of property acquisition costs and exploration expenditures. Accordingly, the property related costs must be expended as incurred.

Cadiscor became a public company on August 3, 2006 in Québec, Canada and had not filed any financial statements with the Quebec Securities Commission since its incorporation on March 6, 2006. An Opening balance sheet at April 1st, 2006 and an unaudited pro forma balance sheet as of April 1st, 2006 has been disclosed in the Supplement of Information on Cadiscor Resources Inc. included in the Management Information Circular of Strateco Resources

Inc. for the June 20, 2006 Annual and Special Meeting of Strateco shareholders and in the August 2, 2006 Prospectus of Cadiscor which is reproduced in Part III: Exhibit 4.1.

Cadiscor filed and produced its first public quarterly report for the period ending June 30, 2006 in Quebec, Canada since it became a reporting issuer as of August 3, 2006 in Canada. The Company joins this unaudited quarterly report in Part F/S for the period ending June 30, 2006 to show that prior to August 17, 2006 date of closing of the Initial Public Offering of the Company, the Company had no assets and had only one issued share at the price of $1.00  to Strateco, the parent corporation and Cadiscor was still a private company. Thereafter the Company filed on EDGAR the second quarterly report for the period ending September 30, 2006 under Form 10-QSB and added the financial statements for this period in Part F/S of this registration statement. . The Company’s financial statements and the notes thereto in Part F/S, are presented in accordance with Canadian generally accepted accounting principles (“GAAP”). A note to the Financial Statements will present a reconciliation to United States Generally Accepted Accounting Principles (“U.S GAAP”) for the periods ending after August 17, 2006 since there is no reconciliation applicable for the period anterior to this date.

OUTLOOK

Cadiscor, a new mining exploration company, was incorporated on March 6, 2006. The transaction whereby Cadiscor was created as a wholly-owned subsidiary of Strateco was accounted for at book value as the transfer of assets from a parent to its wholly-owned subsidiary is a transaction for which assets and liabilities are transferred at carrying amount in accordance with Canadian GAAP section 3840.33 and SIN 39 of APB16.

Because this transaction is indeed a related party transaction, there is no reason to consider it to be accounted for as a reverse acquisition.

The directors of the parent company, Strateco, decided to transfer the Discovery, Cameron and Montbray mining properties at their carrying value to Cadiscor; no value has been shown for the Montbray property because this property had been written off in the accounts of Strateco. The material terms of the transaction were as follows:

a)

Acquisition of mining properties in consideration of 20,000,000 common shares with a stated value of $3,200,172 (representing approximately $0.16 per share).

b)

Pursuant to the Discovery property purchase agreement “the agreement” between Strateco and GéoNova Exploration Inc., the Company was still liable for a remaining balance of $1,275,000 to be paid on the purchase price from the IPO.

c)

Pursuant to the agreement, the Company had to reimburse an amount of $225,000, originally paid by Strateco to GéoNova Explorations Inc.

With the realization of the IPO, the Company issued 1,000,000 shares qualified by prospectus to GéoNova instead of paying $1,000,000 and made payments of $275,000 to GéoNova and $225,000 to Strateco and issued 20,000,000 common shares to Strateco thereby acquiring 100% interest in the Discovery and Montbray properties as of August 17, 2006. Strateco signed the documents executing the transfer of claims to Cadiscor.

Simultaneously Cadiscor completed a financing of $6,599,000 and will used the amount of $4,300,000 obtained from the sale of flow-through common shares to complete the recommended program of exploration on the Discovery Property as further detailed in ITEM 3- DESCRIPTION OF PROPERTY (A) Mining properties up to a pre-feasibility study.

Cadiscor was listed on the TSX Venture Exchange on August 21, 2006 and had on that date as a result of the distribution of its shares to Strateco shareholders 27,599,000 common shares outstanding. Cadiscor foresees to be listed on the market in Francfurt, Germany in the next few weeks.

 (c) Off Balance Sheet transactions—The Company has no off balance sheet arrangement to report.

ITEM 3:

DESCRIPTION OF PROPERTY

(a)

Mining properties

All properties are at an exploration stage and without known reserves. There is no plant or equipment on any of these properties. For power, in the case of all properties, the provincial power grid is located within a 20 kilometres range and could be extended to each property if warranted, eventually. Water is plentiful on all properties and in the region and it is generally pumped from wells or ancient diamond drill holes if needed.

DISCOVERY PROPERTY

The following map shows the location of the properties in Northwestern Québec, Canada:

Property Description and Location

The Discovery property is the result of the merger of the Discovery project (the “Discovery Claims Block”) and the Cameron project (the “Cameron Claims Block”). These two projects were the subject of an Option and Venture Agreement between Strateco et GéoNova Explorations Inc since October 2, 2002 by which Strateco could obtain 51% interest in these two projects. On February 15, 2006, when Strateco purchased from GéoNova a 100% interest in the two projects instead of pursuing the option Agreement, Discovery Project and Cameron Project were called thereafter by Strateco and GéoNova for the purpose of the purchase/sale Agreement  the “Discovery Property”.

The Discovery property is located (see Map of Properties Location) approximately 35 km northwest of the town of Lebel-sur-Quévillon, Québec, Canada and consists of a total of 124 mining claims in Desjardins and Bruneau townships for a total surface area of 3,371 hectares. Since August 17, 2006, Cadiscor holds a 100% interest in these 124 mining claims.

Mining Claims

The mining claims of the Discovery property are subject to the following royalties:

In addition to the 2% NET SMELTER RETURN (“NSR”) royalty payable to GéoNova, royalties in connection with certain parts of the Discovery property are payable to third parties in the event of commercial operation, as follows:

(i)

from 1% to 3% NSR to Homestake Canada Inc. in connection with 27 claims;

(ii)

a 1% NSR and a 20% net profits interest to Noranda Inc. in connection with 14 claims; and

(iii)

the greater of 2% NSR or $1.00 per tonne to Messrs. J.J. Martel and B. Borduas in connection with 38 claims.

Royalties are payable only in case of production and only for the time period during which production is carried. All Cadiscor Resources properties are still at an exploration stage, therefore no royalties are payable at this time.

Accessibility, Climate, Local Resources, Infrastructure and Physiography (See Map of Properties Location)

A network of all-weather logging roads provides easy access to the Discovery property as shown on the Map of Properties Location and provincial roads network. A working railway transects the property from north to south. Power grids are located within 20 km of the property limits.

The area surrounding the properties is characterized by generally flat, low-elevation, forested ground with small bogs and swampy areas. This area was logged many years ago and has been re-vegetated to a large extent.

The region experiences cold winters and generally warm summers. Temperatures in January are often below –20oC, while mid 20oC is common from June to September. Snow accumulation and freeze-up of lakes begin in November and generally remain until April or early May.

History

Discovery Claims Block

Historical prospecting for gold within the Discovery property area started as early as 1930 by third parties unrelated to Cadiscor. A resurgence of gold exploration took place between 1975 and 1990, leading to the detection of the “Discovery Zone” by Homestake Mineral Development Company (“HMDC”). More specifically, the following work was done on or near the Discovery Claims Block:

1937 – Work was first carried out by American Metal Co. Ltd. Magnetic and electromagnetic surveys were conducted in the central part of the property (GM-0571711).

1957 – Bruneau Mines carried out diamond drilling to test zinc and lead occurrences and a short coincident EM-magnetic anomaly located in central Bruneau Township. The program returned narrow intersections with sub-economic zinc, lead and copper values, and traces of gold in a felsic-to-intermediate tuff unit. Three short diamond drill holes tested a geophysical target and intersected a carbonate- and pyrite-bearing zone grading 0.09 oz/t Au over 1.95 metres. No further exploration work is documented for that period and the true location of the auriferous intersection remains uncertain.

1960 – Kerr-Addison Gold Mines Ltd. and Roberval Mining Corp completed electromagnetic and magnetic surveys followed by three diamond drill holes in the northeastern part of the property (GM-10899 and GM-10918). The tuffaceous units were intersected and conductors correspond to massive and semi-massive pyrrhotite with quartz-carbonate veins and stringers.

1973 – Release of an airborne electro-magnetic survey by the Quebec government (Relevés Géophysique Inc., 1981).

1976 – Matagami Lake Mines’ magnetic and aerial electromagnetic survey included the Desjardins property (GM-34373).

1981 –James Bay Development Corporation carried out geological, magnetic, electromagnetic and geochemical surveys in the western part of the property (GM-38573).

1984 – Kerr Addison Mines Limited conducted geological surveys and soil geochemical survey on the Discovery Claims Block in the eastern portion of Bruneau Township (GM-41119). Esso Mineral and HMDC: Bernard Borduas (contractor for these companies) found erratic auriferous blocks grading 65.8 g/t Au on the Kerr Addison Mines Limited claims. These companies did some stripping work and found the Discovery showing.

1986 – A 100X100m grid system was established for VLF and magnetic surveys (unpublished company report). Reconnaissance IP and Max Min surveys (JVX Ltd., 1987) were subsequently carried out to confirm potential drill targets (internal report). A total of 63 diamond drill holes (9,972 m) were completed from 1987 to 1990. Mineral resources in the Discovery zone were estimated at 340,000 tonnes grading 4.46 g/t Au (GM-14999, GM-47191, GM-50368).

1989 – Cominco carried out a pedogeochemical survey and prospecting on the southwestern part of the property (GM-49098).

1991 – International Corona Corporation optioned the Discovery Claims Block from HMDC and drilled four boreholes for a total of 2,354 m.

1994 – 2002 – GéoNova optioned the properties from HMDC and prospectors Borduas and Martel performed geophysical and geological surveys, did some stripping and land surveying, and drilled 92 boreholes (40,267 m) on both properties. In 1997 and 1998, preliminary metallurgical studies were carried out on composite core samples.

2002 – 2003 – Strateco optioned the Discovery Claims Block from GéoNova and drilled 15 holes and 8 wedges (NQ size) for a total of 8,991 metres. Twelve holes were drilled in the West and East lenses, with three holes

1This number refers to the assessment file number assigned by the Ministère des Ressources Naturelles du Québec for all public assessment work reports.

drilled along the eastern extension of the gabbro sill. Another two holes and two wedges were abandoned before they reached the targeted mineralization.

August 2002	•	Steffen Robertson and Kirsten (U.S.) Inc. (“SRK”) prepared an independent technical report for the Discovery Claims Block;
September 2002	•	SRK performed a structural analysis of the Discovery Claims Block;
October 2002	•	SRK carried out a structural interpretation of the Discovery Claims Block and surrounding area based on detailed and regional geophysical (magnetic and EM) data;
October 2003	•

SRK prepared the Discovery Claims Block resource estimate and technical report. The resource estimate is calculated using a 3D block model and solid model for the gabbro. Based on a 3 g/t Au cut-off and uncut assays, indicated resources stand at 276,000 tonnes grading 4.94 g/t Au and inferred resources total 1.6 million tonnes at a grade of 4.31 g/t Au.

2004 – Strateco drilled six diamond drill holes and four wedges for a total of 4,444 m. The objectives of the program were to better define the core of the high-grade East lens and to explore the area of Sector 600 E. The lines in the southwest portion of the grid were refurbished and a detailed ground magnetic survey was done. A 3D geological model and 3D inversion of the magnetic survey were completed by Myra Géoscience Ltée. In order to identify new areas of interest along the 3.5 km-long gabbro sill.

2006 – Strateco mandated InnovExplo Inc. to revise the Discovery geological and structural model and calculate a new resource estimate based on the new model. The polygon method was used on a longitudinal section. At a 3.00 g/t cut-off, indicated resources total 381,100 tonnes grading 6.73 g/t Au, with inferred resources of 847,200 tonnes grading 6.35 g/t Au.

History

Cameron Claims Block

December 2002 and March 2003: Strateco staked 55 contiguous mining claims (“Cameron Claims Block”) adjacent to the Discovery Claims Block. Agreement with GéoNova was amended in September 2003 to include the Cameron Claims Block;

June 2003: Strateco carried out a ground magnetic survey;

November 2003: Strateco drilled two stratigraphic holes for a total of 942 metres. One hole intersected 0.46 g/t Au over 6.40 m.

Spring 2004: Strateco drilled seven holes totalling 2,411 metres to investigate geophysical anomalies;

December 2005 – January 2006: Strateco drilled ten holes totalling 2,547 metres to evaluate the gold potential of the deformation zone on the central and northwest portion of the claims.

Geological Setting and Mineralization

The Discovery property is located in Canada at the north centre of the Archean (2750-2698 Ma) Abitibi Greenstone Belt, a subprovince of the Superior Province. The geological units in the Discovery area belong to the monocyclic volcanic segment of the “Northern Volcanic Zone”, and more precisely to the Vezza-Bruneau volcano-sedimentary belt (Dussault, 1990; Dussault et Joly, 1991), at the southeastern extremity of the Harricana-Turgeon furrow (Lacroix, 1989). The general metamorphism degree is to greenschist facies.

The host rock for the gold mineralization is a multi-phase gabbro sill at the assemblage top of the Southern Volcanites at 50 to 100 meters from the contact with the Taïbi Group sediments. The gabbro has a relatively steady thickness of approximately 60 meters in the western part of the Discovery zone (lines 8+00 W to 4+00 W), widening gradually to 125 meters to the southeast towards line 0+00 W, 220 meters in the Sector 600 (6+00 E), and more than 400 meters towards line 14+50 E, probably due to a NE-SW intersecting fault system and/or folding.

The mineralization of the Discovery property is hosted within a 10-50 m thick heterogeneous shear zone (mylonites) affecting a gabbro sill. The gold-bearing shear zone, striking N120°-130° with a 80°-90° dip, is sub-parallel to a gabbro sill and can be traced over five km. The known gold deposits on properties nearby the Discovery property as mentioned at section “History” at page 19 of this Registration Statement are found in a 2.6 kilometre-long section of the shear, noteworthy for its location in a highly magnetite-rich (northern side) sub-unit of the gabbro sill.

Three zoned mineral alteration facies are seen around the core of gold mineralization in the shear. Only the highly ankeritic altered schistose rocks with quartz-albite-biotite-pyrrhotite-pyrite±magnetite are economically gold-bearing.

The mineralized zones at Discovery were reviewed and re-interpreted by InnovExplo (C. Pelletier) during the course of the 2006 mineral resource estimate. The zones were interpreted along strike over a distance of 1,200 m (between sections 1,050mW and 150mE) from surface to a vertical depth of –750 m.

Geological interpretation led to the identification of four well-defined gold-bearing zones, from north to south: the “A”, “B”, “C” and “D” gold-bearing zones, all hosted in the Discovery shear corridor. Locally, some branching or splays of the zones can occur. In cross-sections and on level plans, the gold-bearing zones have thicknesses of between 0.5 to 15 m (mean 3-4 m) and occur as planar bodies with gently curvilinear contours, sometimes irregular and discontinuous due to boudinaged deformation and/or a complex initial permeability network configuration within anastomosed shear zones.

Higher-grade shoots on the “B” zone form typically elongated, vertical lenses (400 m vertical x 100 m E-W x 1.6 m horizontal width; 350 m vertical x 125 m E-W x 2.0 m (locally reaching 6.0 m) horizontal width; 250 m vertical x 100 m E-W x 3.0 m (locally reaching 6.0 m horizontal width)). These ore shoots plunge steeply (65°-70°) to the west. The “B” zone contains almost all the ounces of the Discovery gold known deposit.

One of the most significant geological and structural features for gold mineralization on the Cameron Claims Block is the occurrence of the WNW segment of the Cameron Deformation Zone (CDZ) that cuts the property from its NW to its SE corner. Gold mineralization models in this setting (CDZ) corresponds to “late-orogenic gold deposits” (syn- to late-tectonic hydrothermal deposits) with pyritic replacement rich in iron-carbonates and with some quartz-carbonate veins and veinlets.

Anomalous gold values have been obtained in the CDZ, in the central and northwest part of the Cameron Claims Block, near the intersection with the Douay Deformation Zone (DDZ). The DDZ corresponds to the eastern extension of the Casa Berardi tectonic zone. On the property, hole CAM-03-02, drilled in 2003, returned promising anomalous gold results (0.46 g/t Au over 6.4 metres from 401.4 to 407.8 m).

Drilling

Discovery Claims Block

The objective of the 2004 drilling program was to better define the high-grade core zone of the East lens of the Discovery zone and to further explore the Sector 600 where hole BD-03-76 drilled on section 6+00 E returned two significant intersections of 7.00 g/t Au over 1.75 m (1.2 m, true width) and 6.09 g/t Au over 2.2 m (1.6 m, true width). Six holes and four NQ-size wedges (47.6 mm) were drilled for a total of 4444 m. It should be noted that two drill holes (BD-04-77 and BD-04-80) representing a total of 131 m of drilling were abandoned before reaching their targets due to significant deviation.

Hole BD-04-77A and wedges BD-04-77B and –77C defined the high-grade core zone of the East lens more clearly. Hole BD-04-77B returned one major intersection of 10.76 g/t Au over a true width of 6.7 m.  An area of 70 meters by 60 meters is still to be filled between drill holes B-97-87A, B-97-73, BD-04-77C and BD-03-69. The East lens remains open in depth below hole B-97-84 (12.44 g/t over 2.0 m) between levels –465 and –600 meters.

Holes BD-03-76, BD-04-78, BD-04-79 and BD-04-79A returned gold intersections of interest in the Sector 600. Gold mineralization in this area is probably limited to a block between sections 5+50 E and 7+50 E, delimited by two NE-SW intersecting faults. One of the intersections consists of quartz-carbonate-biotite-pyrrhotite-pyrite enveloping alteration haloes of a fairly constant width of 1 to 1.5 m. Intersections of  7.00 g/t Au over 1.2 m and 5.12 g/t over 1.0 m, were obtained from holes BD-03-76 and BD- 04-79A respectively. The other intersections in hole BD-04-79 and wedge BD-04-79A consist of well-mineralized hydrothermal breccia with respective thicknesses of 3.4 m and 3.7 m, located along a major shear. These intersections imply an opening along the structure at a vertical depth of –550 meters. A noteworthy intersection of 5.15 g/t over 2.3 meters was obtained from wedge BD-04-79A.

The area between sections 3+00 E and 5+50 E and below level –500 m shows limited potential due to the low intensity of hydrothermal alteration and magnetism seen in holes BD-03-75 and BD-04-80A.

The 3D magnetic inversion study has identified new drill targets below level –500 m.

Cameron Claims Block

Strateco carried out drilling program in December 2005 and January 2006. The objective of this program was to evaluate the economic potential on the fringe of the auriferous deformation and alteration replacement zones (with veins and quartz-carbonate-pyrite veinlets) documented in the CDZ (drill hole CAM-03-02).

During the 2005-2006 diamond drilling program, a total of ten holes (2,547 metres) were drilled (CAM-05-10 to 13, and CAM-06-14 to 19, NQ core size). A total of 16 samples were selected for whole-rock geochemistry analysis and 303 samples for economic analysis (Au; Au-Ag-Cu-Zn).

In the area of hole CAM-03-02, anomalous gold values of 0.36 g/t Au over 0.8 metres, 0.40 g/t Au over 1.6 metres and 0.35 g/t Au over 2.1 metres were obtained (CAM-05-10). A gold grade of 6.22 g/t Au over 0.40 metres (3.14 g/t Au initial assay (½ core) and 9.25 g/t Au repeat assay (¼ core)) obtained in hole CAM-05-11 (from 269.2 to 269.6 m) is sufficient to warrant additional drilling. This grade in altered andesites is associated with calcite-pyrrhotite-pyrite veinlets and traces of sphalerite.

Hole CAM-05-10 returned anomalous zinc values (491 ppm Zn over 11.67 m from 269.63 to 281.3 m) in a unit structurally and stratigraphically located directly below a sub-circular magnetic anomaly. Also, a quartz porphyric felsic volcanic unit was intercepted in drill hole CAM-05-13. These assay values in zinc and geological features also highlighted some potential for volcanic massive sulfide mineralization.

Historical Sampling, Assaying and QAQC Protocol

Innovexplo was mandated by Cadiscor Resources to report on previous drilling and to design an appropriate QAQC protocol for the Cadiscor drilling program.

Sampling techniques did not vary much through the three stages of activity on the Discovery Project. Assay samples have been collected in half core to provide sample of variable lengths depending on geology but no longer than 1.5 m. Early samples were collected by mechanically splitting core in half. From 1996 onward, assay samples from presumed mineralized sections were collected by sawing core in half. The remaining half was put back in core boxes for witness. The core is in good condition and there is no evidence of misplaced pieces. Sample tags are generally still readable.

Samples collected by GéoNova were assayed at two laboratories in the Abitibi region:  Technilab or Abilab with check assays at the other lab. GéoNova did extensive checks of the assays which were very consistent. In the more recent drilling programs performed by Strateco, blanks and standards were inserted in the sample stream and the results carefully monitored.

During the 2004 drilling program executed by Strateco, the drilling cores were sampled with a diamond saw.  Usually, samples are 0.75 m to 1.25 m long.  Half of the cut core was kept as witness sample and the other half was sent for analysis to the ALS Chemex/Chimitec laboratory in Val-d’Or.  The preparation and gold analysis protocols of 2002 and 2003 drilling programs were modified in order to improve the reproductibility of gold analyses.  Samples were crushed at 90% -2mm.  A representative portion of 1000 g to minus 10 mesh was pulverized at 85% minus 200 mesh and homogenized.  A 50-gram pulp portion was analyzed by fire assay with atomic absorption finish.  Analysis verifications were systematically made on rejects (pulp 2) by fire assay with atomic absorption finish on samples grading over 2 g/t Au and with gravimetric finish for those grading over 5 g/t Au.  Approximately 10% of the first pulps were sent to the Bourlamaque Laboratory in Val-d’Or for additional analytical verifications. Specific gravity determinations (density) were obtained for gold zones of economic interest.  Standard samples were added to the samples sent to the ALS Chemex/Chimitec laboratory as an integral part of a quality control program.

InnovExplo believes the quality of the analytical data is reliable and that the sample preparation, analysis and security measures were carried out in accordance with best practices and industry standards.

Cadiscor Resources, 2006-2007, Discovery Property Drilling program.

 Sampling, Assaying and QAQC Protocol

 Objectives

The objectives of the QA/QC program designed for Cadiscor Resources by InnovExplo are to monitor and document the quality and integrity of the sampling, preparation and assaying of samples for the Discovery property drilling campaign.

The QA/QC program documents all sampling, preparation and assaying protocols, monitors and documents results and documents evaluations of results pro-actively.  Establishing proper QA/QC protocols allows pro-active monitoring of several key elements in the sampling, sample preparation and assaying process.  Using a series of quality control samples, the entire sampling, sample preparation and assaying process is monitored and evaluated for:

•

Suitability of field sample size by measuring precision of field duplicate samples;

•

Integrity of field sampling and sample shipment by monitoring results of field blanks and sample shipment procedures;

•

Possible contamination through the sample preparation and assaying process by monitoring results of field blank standards submitted as regular samples and the monitoring of laboratory analytical blank standard results;

•

Suitability of crushing/splitting/pulverization sizes by measuring precision of coarse and pulp duplicate samples;

•

The level of accuracy in the assaying can also be monitored by measuring the accuracy of the laboratories internal certified reference standards and by assaying of “blind” certified reference standards in each batch of samples.

The following is a breakdown of the protocols used for the number, type and distribution of QC samples in each batch of samples shipped from the field, and fused in the furnaces at selected laboratory.  The number of QC samples has been co-ordinated with the maximum furnace batch size.

For a Field sub-batch of 24 regular samples including 21 regular sample/field, one duplicate sample was selected at random; One field blank standard was selectively placed after possible high grade samples (submitted as regular samples, blind to laboratory) and One Certified reference material (CRM) sample. Samples shipped from the field were identified by individual sample number including batch and sub-batch identification. For each sub-batch, 1 of each of the following samples was prepared by the laboratory people and inserted into each sub-batch of 24 samples: 1 coarse crush duplicate sample split selected at random and 1 pulp duplicate sample split selected at random. The laboratory randomly added to the sub-batches one internal analytical blank standard and 2 internal CRM’s inserted at random.

Samples

The regular samples are provided from NQ drill core that will be split to provide a one half split of the original whole core.  The remaining half split core will be kept in the core box as witness.  The minimum sample length should be 0.5 m and the maximum length 1.5 m.

Standards (Certified reference material)

“Blind” CRM’s - Three differing grade certified reference standards (CRM’s) were inserted into the batch by the on-site geologist.  The recommended CRM’s used are from Rocklabs of New Zealand and are identified below:

CRM#

SJ32

2.645 g/t Au (+/-0.027)

containing 3.0% sulphide in matrix

SN26

8.543 g/t Au (+/- 0.072)

containing 3.2% sulphide in matrix

SP27

18.10 g/t Au (+/-0.27)

containing 3.5% sulphide in matrix

The goal of the lower grade CRM is to monitor the accuracy of assaying at grades that are considered significant albeit below the cut-off grade level for the Discovery project which is 3 g/t Au.

Other Considerations

Visible Gold & High Sulphide Samples – Each field sample that contains visible gold or a large amount of sulphides is systematically assayed using a metallic screen analysis.

Analytical Finish Re-assaying – The protocols for initial analytical determination use AAS. Since the precision of AAS analytical gold determinations above 3.0 to 5.0 g/t Au is considered less accurate, all samples with initial results reported above 3.0 g/t Au were immediately re-assayed using a gravimetric finish with both results reported by the laboratory.

For the current resource estimate, InnovExplo averages all the assays contained in the database for each sample, without any rules of precedence. Even though some assaying method like “metallic sieve” have better precision than method by fire assay with gravimetric or atomic absorption finish, each assaying method has its percentage of error on the precision. A large portion of this error is coming directly at the sampling and at the preparation. The precision of the assay is dependent on the size of the initial sample and the initial crush/split specifications. Because those different samples and sub-sample are generally too small to completely avoid the nugget effect in gold deposit, even a “metallic sieve” assaying method can not be perfectly accurate. By averaging more than one assaying point in the same sample, it minimized the nugget effect and minimized the total error on the final value.

Mineral Resource and Mineral Reserve Estimates

Canadian and U.S. regulations regarding estimation of resources are not the same. Please see Cautionary Note in point # 5 later in this section.

1.

Mineral Resource Classification, Category and Definition

The Canadian Institute of Mining, Metallurgy and Petroleum (CIM) guideline for resource classification includes the following definitions which are pertinent to the classification of the Discovery resource (see GLOSSARY OF TERMS):

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An Indicated Mineral Resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

For the Discovery Claims Block, the following parameters were used to define the indicated and inferred resources:

Indicated Resource

The indicated resource was defined in areas where the mineralized lenses can be delineated by a series of drill hole intercepts with a grade greater than 3.00 g/t over 1.6 m and a maximum drill holes spacing of 60 m. In some areas where there was insufficient information to confirm the presence of the mineralized zone on the other side of the fault, the limits of the lenses were confined by these late faults.

Only the B zone contains an indicated resource, in three distinct lenses. The other zones are characterized only by an inferred resource.

Inferred Resource

A radius of 40 metres from a single diamond drill hole intercept was used to define the inferred resource.

In the B zone, one mineralized lens located between Sections 600 W and 350 W and between elevations-350 m and 0 m is defined by four diamond drill hole intercepts with grade higher than 3.00 g/t over 1.6 m. The maximum distance between drill holes is 130 m and the minimum is 100 m. The shape of the inferred lenses is based on the shape and size of indicated lenses. All the volume contained within these other lenses has been defined as inferred.

The late faults were not used to limit the inferred resource. These faults cause a few meters of displacement, but even though the exact location of the mineralized zone is not well known, the zone should continue on the other side, and therefore the volume is not affected.

1.

Methodology

InnovExplo chose to use the polygonal method on longitudinal section. The interpretation was done on cross-sections at 10-meter spacing at a scale of 1:500. The cross-section interpretation was transferred onto a set of five plan views at 100-meter spacings to validate the interpretation in the other dimension.  The geological interpretation was digitized and the composites and horizontal thicknesses were then calculated using Gemcom Software. All the calculated composites were validated individually on the cross-sections to confirm that the grade and thickness were properly calculated. The diamond drill hole intercepts were then located on five longitudinal sections, one for each zone. The polygons were traced, and the volume and grade were calculated using Gemcom Software. A list of the volume and grade for each drill hole intercept above the 3.00 g/t Au cut-off is included in Appendix D to the technical report.

2.

Data

Diamond drill holes:

   113
Drill hole intercepts:

   270
Samples in zones:

1,368

3.

Parameters

Minimum mining width:

1.6 m (horizontal thickness)

Cut-off grade:

3.00 g/t Au, 5.00 g/t Au and 7.00 g/t Au

The specific gravity database used for the current estimate includes measurements from various drilling programs. InnovExplo used an average specific gravity of 2.82 g/cm3 calculated by SRK from the available data.

For the 2003 resources evaluation, SRK used a capping of 15 g/t Au for the 2 m composites. InnovExplo Inc. did not use compositing and worked with the original sample length. The capping grade was calculated at 35 g/t Au on the original sample length based on the log normal probability plot and on the log normal histogram.

4.

Mineral Resource Estimate

The resource for the Discovery Claims Block was revised with two goals: (1) to re-estimate the resource using a method better suited to a narrow, high-grade vein-type gold deposit; and (2) to prepare the project for a pre-feasibility study on an underground operation. InnovExplo Inc. judged that the interpolation block model method used in 2003 did not apply to this type of narrow high grade vein mineralization.  Generally speaking, applying this method to this type of mineralization tends to create a smearing effect of high grade values into the barren walls of the veins, thus causing tonnage to rise and grade to fall. The total number of ounces can be similar, but the accuracy required for a detailed economic assessment of a possible conventional underground operation is not obtained with the block model method.

The polygon method on longitudinal section selected by InnovExplo Inc. enhances local accuracy. Moreover, this method’s main advantage is to force geologists to interpret each zone manually using each diamond drill hole. The geological continuity is thus established first, based on strict geological criteria such as structural elements, alteration zones, veins and lithologies, and not strictly on gold values.

The resource was calculated at three different cut-off grades: 3.00 g/t Au, 5.00 g/t Au and 7.00 g/t Au (see tables below). The 3.00 g/t Au cut-off grade was used to determine the continuity and shape of the mineralized lenses and to provide a comparison with SRK’s 2003 resource estimate. Compared to SRK’s estimate, the indicated resource tonnage increased by 12%, grade by 36% and ounces by 89%. The inferred resource tonnage decreased by 49%, grade increased by 47% and ounces decreased by 25%.

InnovExplo Inc. is of the opinion that the reader should use the figures based on the 3.00 g/t Au cut-off, which produces an indicated resource of 381,100 tonnes grading 6.73 g/t Au, or 82,406 ounces and an inferred resource of 847,200 tonnes grading 6.35 g/t Au, or 173,091 ounces.

Estimation of the Cut-off Grade

The estimation of the cut-off grade is based on cost published by Infomine USA, 2006.  These numbers are an average cost from several similar mines and represent an order of magnitude number.  Real cost estimate will have to be determined in a pre-feasibility study.  InnovExplo considers that the numbers presented are reasonable figures for the cut-off grade estimation of the Discovery project.  The two (2) methods proposed were selected according to the mineralized zones geometry, continuity and thickness and are considered adequate for the project.  All units are metric, and all cost and metal price are in 2006 US dollars.

Cost per tonne for Sublevel Longhole mining with Shaft access at 800 tonnes* per day

Cash Cost:

$25.64

Capital Cost:

$24.92

TOTAL COST:

$50.56

Cost per tonne for Shrinkage mining with shaft access at 1000 tonnes* per day

Cash Cost:

$41.78

Capital Cost:

$24.67

TOTAL COST:

$66.45

*Daily rate used was the most representative one presented in Infomine and 800 tpd for Shrinkage mining was not available.

It is expected that the Discovery project could be mined using both mining methods depending on the thickness of the mineralized zones.  The ratio between both methods has to be determined.  Considering 50% by shrinkage mining method and 50% by sublevel longhole mining method, the average total mining cost would be 58.50 $ per tonne.

The gross metal values, using $600 per ounce for the different cut-off grades used, are:

•

3.0 g/t =  $52.50/t

•

5.0 g/t =  $87.60 /t

•

7.0 g/t =  $122.40 /t

The metallurgical process for the Discovery mineralized material determined by Lakefield Research (1998) is by whole rock cyanidation and the anticipated recovery is 96%.

The cost for milling and transportation (if required) or for the construction of a mill plant will have to be determined in the pre-feasibility study.  The order of magnitude for the milling using cyanidation process in the Abitibi area varies from $6.00 per tonne to $25 per tonne depending on the mill location and mill daily rate tonnage. The Sleeping Giant Mine located nearby has milling cost of $18 per tonne.

The average grade determined for the Discovery deposit is 6,74g/t Au for the indicated resources. The in situ calculated value is $117.85/t using $600 per ounce.

In Canada, according to NI 43-101, in order to calculate a resource you have to use parameters that reflect the possibility of a resource to be eventually qualified as a reserve. Therefore a consultant will fix minimum requirement of grade, true widths and continuity for him to be able to do a calculation of the resources. The consultant, InnovExplo inc. recommends using a minimum cut-off of 3g/t AU in evaluating the resources of the Discovery property. In the area of Val D’Or, a deposit, the East-Amphi Mine of Richmont Mines is being mined at a profit with a production grade of 3g/t AU. The deposit is similar to Discovery, with narrow quartz veining in sheared zones and is mined underground, as envisioned for an eventual mining underground operation on Discovery.

The resource was also calculated using a 5.00 g/t. The results show that continuity is still very good at this cut-off. The 7.00 g/t Au cut-off value indicates some high grade zones in the deposit. The tonnage and ounces are sensitive to grade and decrease rapidly at the higher 7.00 g/t Au cut-off, indicating the limited amount of high grade tonnage currently in the deposit.

CAUTIONARY NOTE TO U.S. INVESTORS ESTIMATES OF MEASURED AND INDICATED RESOURCES- This section uses the terms “measured” and “indicated resources”. We advise the U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Indicated resource at various cut-off grades
		Grade	Grade	Ounces	Ounces
Cut-off	Tonnes	uncut	cut to 35 g/t	uncut	cut
3.00 g/t Au	381,100	6.77	6.73	82,979	82,406
5.00 g/t Au	317,550	7.30	7.25	74,571	73,999
7.00 g/t Au	97,100	11.08	10.89	34,582	34,009

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED RESOURCES- This section uses the term “inferred resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Inferred resource at various cut-off grades
		Grade	Grade	Ounces	Ounces
Cut-off	Tonnes	uncut	cut to 35 g/t	uncut	cut
3.00 g/t Au	847,200	7.16	6.35	195,078	173,091
5.00 g/t Au	454,100	9.98	8.47	145,641	123,654
7.00 g/t Au	194,600	15.13	11.62	94,666	72,679

The Independent Qualified Person for the mineral resource estimate as defined by National Instrument 43-101 is Carl Pelletier, B.Sc., P.Geo. (InnovExplo Inc.), and the effective date of the estimate is May 5th, 2006.

Mineral resources are not mineral reserves having demonstrated economic viability.

Results are presented undiluted and in situ. The estimate included three gold-bearing zones (“A”, “B” and “C”) and covers the Discovery Claims Block between sections 1+00E and 14+00W.

The resource was compiled using a cut-off grade of 3.0 g/t Au. This cut-off should be re-evaluated in the light of current market conditions: gold price, exchange rate and mining costs. A specific gravity of 2.82 g/cm3 was used. A minimum horizontal width of 1.6 m was applied, using the grade of the adjacent material when assayed, or a value of zero when not assayed. High grade capping was done on the raw data and established at 35.0 g/t Au. No drill hole compositing was done. The resource was evaluated from drill hole results using a polygon on longitudinal section approach.

Calculations used metric units (meters, tonnes and g/t Au) and results were rounded to reflect their “estimate” nature.

The Corporation is not aware of any known environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues that could materially affect the mineral resource estimates.

6.

Mineral Reserves

There are no mineral reserves outlined on the Discovery property at the date hereof.

Discovery Claims Block

One of the most important aspects of a resource estimate, and a vital one when considering underground operations, is the definition of geological continuity. This criterion was then the first aspect to be checked and established by InnovExplo Inc. from the beginning of the Discovery property resource estimate. Continuity was not easy to establish due to the numerous zones and their anastomosed disposition.

The detailed geological interpretation exercise, done prior to the resource estimate, permitted the establishment of the geological parameters used to define these continuities. As in previous estimates, and the SRK Report 2003 estimate in particular, criteria such as alteration, shear and veins were used. These geological features were observed and interpreted from diamond drill holes and surface stripping.

Detailed interpretation of cross-sections and level plans confirmed that the Discovery property zones are continuous enough to be mined by underground methods, provided the pre-feasibility study shows the project to be economically viable.

Moreover, figures in the current study show the presence of continuous high-grade gold-bearing zones. The resource at a 5.00 g/t Au cut-off averages a grade of over 7.00 g/t Au for the indicated category and close to 10.00 g/t Au for the inferred category, better than for deposits such as Sigma and Lamaque and similar to Beaufor and Ferderber, which were mined in the Val-d’Or mining camp.

The following conclusion can then be drawn:

The geological model and the current resource estimate demonstrate that the Discovery Claims Block contains continuous zones with an average grade of over 6.00 g/t Au.

Even though the drill spacing is still large, geological continuity is steady throughout the deposit.

The mineralized lenses with a grade of higher than 3.00 g/t Au have similar shapes and regular spacing.

The shape and the distribution of the lenses will be useful for the planning of future diamond drilling programs.

All of the indicated resource tonnage is restricted to a single zone (B).

The potential for upgrading the inferred resource to the indicated category with more drilling is high.

The potential for adding to the resource with more drilling is high, especially at depth.

The resource estimate is based on a large number of drill holes and numerous assays within a widely spaced drilling grid. InnovExplo therefore considers this estimate to be reliable and rigorous, based on quality data and reasonable assumptions and parameters that comply with National Instrument 43-101 and CIM standards with regard to mineral reserve and resource estimates.

Cameron Claims Block

The 2005-2006 winter drilling program (2,547 metres) has confirmed and partially tested the west-north-west portion of the Cameron Deformation Zone (CDZ), near its junction with the Douay deformation zone. The Douay deformation zone is interpreted as the eastern extension of the Casa Berardi deformation zone. The metallogenic model that corresponds to the gold mineralization documented in this portion of the CDZ corresponds to late-orogenic lode gold deposits (syntectonic hydrothermal). The mineralization occurs mainly as pyritic replacement associated with iron-carbonate alteration zone, and in a lesser percentage as relatively deformed quartz-ankerite veins and veinlets.

The nature of the CDZ metamorphic fluids at its paroxysm in metamorphism has resulted in the formation of a typical assemblage of chlorite-calcite-albite/oligoclase and particularly magnetite.  This magnetite, which sometimes constitutes 15% of the ore over several metres, is stable and present in the orebody due to: (i) high Fe2O3 grade, initially mafic protolith and (ii) stability of calcite (release of CO2 during metamorphism) in favour of carbonates richer in iron. The chlorite and probably some actinote and biotite, alone, cannot accept all the iron in their structure in the actual temperature and pressure conditions of CDZ, and the formation of magnetite will be produced with the excess iron.

The flow of fluids, in the stronger deformation networks, such as mylonite, shows a destabilization of the magnetite in favour of iron carbonates, from calcite towards the ferroan dolomite and ankerite, ferrous carbonates. Also, sulphidation of the magnetite led to the formation of pyrite, magnetite degradation and a decrease in magnetism (even a total loss) important in the highly mylonitic deformation zones where significant gold values were documented. The flow of metamorphic fluids, specific to mylonitized zones of CDZ, contributed to the formation of ankerite and pyrite which is a direct exploration guideline for gold in the CDZ.

Lower magnetic areas located within mylonite zones are easily identifiable on magnetic susceptibility map. This is an indirect exploration tool for the Cameron project which is very useful to generate new target areas (magnetic low areas) and was successfully tested with boreholes CAM-05-10 and CAM-03-02. The association of ankerite with the best gold values was also established with the carbonates staining on drill cores during the current drilling program and borehole CAM-03-02.

Plans and Recommendations

Discovery Claims Block

The current resource estimate outlined areas where the geological and grade continuities are well developed. On the B zone, these areas traced lenses with similar dimension and orientation that are classified in the Indicated Resources category because of their drill hole intercept spacing and other lenses with less drill hole intercept in the Inferred category. The lenses containing Inferred Resources require additional drilling in order to confirm their shape and extension and to upgrade all or parts of the Inferred to Indicated category. The isolated drill hole intercepts with grade above 5.00 g/t Au that have polygons associated but no other drill hole in their vicinity also require additional drilling to find extension of the mineralization and increase the Inferred Resources.

Other areas with no Inferred Resources and no drill hole merit exploration drilling in order to find the extension of the mineralized zones and to increase the Inferred Resources. Potential for additional resources is especially good at depth. According to the spatial distribution of the known lenses, it is strongly possible to repeat the pattern of lenses distribution, particularly in the south-east direction, almost perpendicular to the lenses orientation. The Company believes the potential to intercept another lens around 250W and -350 m elevation is considered good.

The Company believes the exploration program should be done in two phases and that phase I of the program should be further separated in two stages (A and B).  The phase IA should include the delineation drilling of the Inferred Resources and the targets in the east and west extension.  At the end of the phase IA of exploration and delineation drilling, it is believed that the Company will proceed to an update of the resources followed by a pre-feasibility study to determine if parts of the Indicated Resources can be transferred to the Reserves category.

Management believes that if sufficient financing is available to the Company then phase IB should be executed.  The holes of this phase targets the at depth extension of the zones and could significantly increase the Inferred Resources.  Company management believes this phase is important to determine the potential of the Discovery project, but not necessary to proceed to the pre-feasibility study on the Indicated Resources.

According to the results of the pre-feasibility study, Company management anticipates that the phase II of the exploration program would be an underground bulk sampling program with the objectives to confirm geological and grade continuities as well as metallurgical parameters.

The preliminary budget for the recommended exploration program is set forth in the table below:

PHASE I A	Meter	Unit Cost*	Total cost
Delineation of the Inferred Resources (20 DDH)	11,500	$100	$1,150,000
Other Target in East and West Extension	7,500	$100	$750,000
Core shack in Quévillon	12 months	$1,000	$12,000
Field Expenses and accommodations			$18,000
Reporting			$10,000
Resources Estimate and Pre-feasibility			$200,000
Contingency (~15%)			$321,000
Administration (~10%)			$245,000
Total phase IA			$2,706,000

PHASE I B	Meter	Unit Cost*	Total cost
Deep Exploration Target (10 DDH)	13,500	$125	$1,687,500
Wedges	8	$4,000	$32,000
Contingency (~15%)			$239,500
Administration (~10%)			$185,000
Total phase IB			$2,144,000

TOTAL PHASE I			$4,850,000

PHASE II
Underground Bulk Sampling Program	Cost to be determined in the pre-feasibility study

*The cost per meter is an all inclusive cost for drilling, geologist, technician and assaying

At the end of the first phase of exploration and delineation drilling as defined above, Company management recommends proceeding to an update of the resources followed by a pre-feasibility study to determine if parts of the Indicated Resources can be transferred to the Reserves category.

According to the results of the pre-feasibility study, the second phase of the exploration program would be an underground bulk sampling program with the objectives to confirm geological and grade continuities as well as metallurgical parameters.

Cameron Claims Block

Company management has received an opinion from InnovExplo that the Cameron Claims Block is of sufficient merit and potential to continue exploration works and diamond drilling. Pursuant to the results from the 2005-2006 drilling program, additional works are conceivable in order to discover gold and base metal resources in the tested areas within or adjacent to the CDZ corridor. The Cameron Claims Block is located in the vicinity of significant gold deposits (such as the Discovery Zone: resource of 381,100 tonnes at 6.77 g/t Au (Indicated) and 847,200 tonnes at 7.16 g/t Au (Inferred); Pelletier, 2006) and is characterized by a highly favorable geological and structural setting.

As recommended previously by SRK Report in 2003, InnovExplo Inc. also recommended the Company conduct orientation soil geochemical surveys in order to discriminate potentially mineralized or altered rocks along the 8 kilometres stretch of the CDZ. This phase must be followed by a data analysis, compilation and target generation phase, and a diamond drilling program.

Company management believes the drilling program should include and start with a follow-up program (1,000 metres of drilling) on results obtained during the 2005-2006 winter exploration program. The drill holes between sections L3+80E and L8+00E have intersected an intense and extensive alteration zone located within the main deformation zone at its contact with graphitic schists and mudrocks. An anomalous gold zone, traced between drilled holes CAM-05-10 and CAM-03-02, forms a band dipping at 30° to the East-South-East. Drill holes are highly recommended in order to examine the potential of an economic zone at depth in this portion of the CDZ.

A provision of 2,500 metres of diamond drilling for new target areas generated from soil geochemistry surveys and from geological and structural compilation is recommended.

Follow-up on zinc values returned in CAM-05-10 and on favorable host rocks (quartz porphyric felsic volcanic unit) intercepted in hole CAM-05-13 is also recommended with a provision of 1,000 metres of drilling.

InnovExplo also recommended a provision of 1,000 metres of unallocated drilling for future follow-up on significant geological, structural and/or assay results obtained during the course of the planned exploration program.

The budget for the recommended work program of InnovExplo is estimated at approximately $740,000 including 10% for contingencies and administration of 10% and is listed below:

	Unit	Unit Cost	Total Cost
Soil Geochemistry sampling	200	$150	$30,000
Data Analysis and reporting			$15,000
Compilation and Target Generation			$15,000

Drilling Program*
Follow-up of 2005-2006 program	1,000	$100	$100,000
New Au targets	2,500	$100	$250,000
VMS targets	1,000	$100	$100,000
Unallocated drilling	1,000	$100	$100,000
Reporting and drafting			$10,000
Core shack in Quévillon	4	$1,000	$4,000
Field Expenses and accommodations			$10,000
Sub-total		$634,000
Contingency (~10%)		$52,000
Administration (~10%)		$54,000
TOTAL		$740,000

*The cost per metre for a drilling program is an all inclusive cost for diamond drilling, geologist, technician, sampling and assaying.

MONTBRAY PROPERTY

The Montbray Property consists of 28 claims in central Montbray Township (see Map of properties location supra) covering an area of 1,120 hectares some 30 kilometers west of Rouyn-Noranda, Quebec, Canada. The property is accessible by trails off a gravel road that connects to the paved road linking Rouyn and La Sarre. Each contractor provides its own generator to provide power necessary for exploration. No other source of power is required at the exploration stage.

In 1996, Altavista Mines Ltd. conducted detailed geological mapping and stripping that led to the discovery of two networks of gold veins, the Tarsac and St-Martin showings, and confirmed the existence of a third network, the Montbray showing. Channel sampling on the Montbray showing returned values of 17.53 g/t Au over 0.75 meters and 4.51 g/t Au over 2.50 meters. Nine holes drilled shortly thereafter confirmed the extension of the Montbray showing at depth and laterally, as well as the extension of the Tarsac showing at depth and to the north. Values of 7.67 g/t Au over 2.35 meters and 2.96 g/t Au over 2.18 meters respectively were obtained from holes MB96-01 and MB96-02.

During the fall of 2000, Strateco carried out an induced polarization survey. In January 2001, Strateco followed up with a 683-metre, four-hole drilling program. Hole MB-01-12 intersected 1.38 g/t Au over 1.55 meters associated with a fault zone. The total cost of the programs conducted in 2000 and in January 2001 was $83,400, assumed entirely by Strateco.

This property has no known reserves. No significant work has been carried out on the Montbray Property since 2001.

The Montbray Property was transferred to the Company pursuant to the Cadiscor Agreement (See “Discovery Property – Mining Claims”). No value was allocated to the Montbray Property under the Cadiscor Agreement.

 ITEM 4:

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a)

Security ownership of certain beneficial owners

The Company became a publicly-traded Canadian corporation on August 21, 2006 on the TSX Venture Exchange and is widely held following the distribution of 20,000,000 common shares by Strateco to Strateco shareholders. The shares of Cadiscor are since owned by Canadian residents, U.S. residents and European residents. Concurrently with the listing of its shares, Cadiscor has closed a public offering in Canada and Non-American countries, unregistered in the United States. Cadiscor is not owned or controlled, directly or indirectly by any foreign government or any other companies. Ownership is based on information furnished to the Company by its Transfer Agent, Computershare Company of Canada. The Company does not know of any person owning more than 5% of any class of the small business issuer’s voting securities.

 (b)

Security ownership of management

The following table sets forth the names and addresses of each of the directors and officers of the Company, their principal occupations and their respective date of commencement of their term with the Company.  All directors and officers hold office until the next Annual General Meeting of Shareholders of the Company or until a successor is appointed.

1	2	3	4
Title of class	Name and Address of Beneficial Owner	Number of Common Shares of the Company Beneficially Owned or Directly/Indirectly Controlled (1) (3) (4) (5)	Percentage of Issued Share Capital (1) (3) (4) (5)
Common shares and stock options to purchase common shares	Michel Bouchard, CEO and Director as of June 21, 2006 1015 Grande Allée Ouest Québec, Québec G1S 1E1	1,025.,000 (1)(5)	3.71%
Common shares and stock options to purchase common shares	Guy Hébert, (6) Director and Chairman of the Board as of April 1, 2006 595, rue Marie-Victorin Boucherville, Québec J4B 1X4	1,135,466 (1)/(2) (3) (5)	4.11%
Common shares and stock options to purchase common shares	Jean-Pierre Lachance Director as of April 1, 2006 5146 Nantel St Hubert, Québec J3Y 2Y4	131,243(1) (3) (5)	0.48%
Common shares and stock options to purchase common shares	Francine Bélanger, C.A.(6) ,Director as of April 1, 2006 260, rue De Normandie Boucherville, Québec J4B 8C2	97,206 (1) (3) (5)	0.35%
Common shares and stock options to purchase common shares	Jean-Charles Potvin Director as of June 23, 2006 97 Truman Road Toronto, Ontario M2L 2L7	60,000 (1) (3) (5)	0.22%
Common shares and stock options to purchase common shares	Richard Jacques (6) Director as of June 23, 2006, 117, rue de la Couronne Bromont, Québec J2L 2S1	80,000 (1) (3)(5)	0.29%
Total Common Shares of Directors and Officers as a Group (4)		2,528,915	9.16%

(1)

Number of shares held by directors and officers of Cadiscor in Cadiscor as of November 6, 2006.

(2)

Of that number of shares, 1,015,586 shares are held by one company controlled by Mr. Guy Hébert.

(3)

Common Shares and stock options beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the date hereof, based upon information furnished to the Company by individual directors and officers. Unless otherwise indicated, such shares are held directly. The directors do not own any share purchase warrants as of November 6, 2006.

(4)

The directors, officers and other members of management of the Company, as a group beneficially owns, directly or indirectly, 2,528,915 common shares of the Company, representing 9.16% of the total issued and outstanding securities of the Company as of November 6, 2006.

(5) The Company granted 1,450,000 options to purchase common shares on September 11, 2006 to directors, officers or consultants as discussed under "PART I-ITEM 6: EXECUTIVE COMPENSATION 2. Stock options during the last financial year and PART I- ITEM 8: DESCRIPTIONS OF SECURITIES 3. Stock options. All these options give the right to its holder to purchase one common share at the price of $1. per share for a period of 5 years. From the numbers indicated in Column number 3, Mr. Bouchard has received as a condition of employment, 1,000,000 options of which 500,000 options can be levied on the first year of the grant and the totality could be levied on the second year of the grant. Mrs. Bélanger (*) and Mrssrs. Hébert, Lachance, Jacques, Potvin received each 60,000 stock options.

(6)

Member of the Audit Committee of the Company.

(*) Mrs.  Bélanger deceased in November 2006 and was replaced on the Board of directors and as member of the Audit Committee by Mrs. Guylaine Daigle in February 2007. Mrs. Daigle received 60,000 stock options upon being appointed at the same conditions than the other directors.

(c)

Changes in control

None

ITEM 5:

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

(a)

Directors and executive officers

The following table gives for each director and executive officer of the Company, a complete business description for the past five years and identifying the principal business of each entity with whom each was employed when applicable:

Name of directors and executive officers	Business	Activity of the business	Positions Held	Period From To
				M	Y	M	Y
Michel Bouchard	BBH Géo-Management Inc.	Management and services to mining companies	President of Cadiscor Resources Inc.	06	06	To this day
	McWatters Mines	Mining Company	Vice-president of Mining Development	06	00	09	03
	McWatters	Mining Company	President of Mining Development	10	03	08	04
Guy Hébert	BBH Géo-Management Inc.	Management and services to mining companies	President	01	01	To this day
Jean-Pierre Lachance	BBH Géo-Management Inc.	Management and services to mining companies	Vice President and Executive-Vice President of Strateco Resources Inc.	09	00	To this day
	Novontar S.A.	Mining company in Costa Rica	President	-	96	-	02
Francine Bélanger	Datacom Wireless Corporation	High Technology business	Finances Vice President	05	00	12	01
	Gestion Francine Bélanger	Accounting	President	01	02	To this day

Richard Jacques	Self-employed	Management	Consultant	03	00	To this day
Jean-Charles Potvin	Tiomin Resources Inc.	Mining Company	President		94	To this day
Pauline Comtois	Pauline Comtois CGA	Accounting	Accounting consultant	10	87	To this day

Information on directors for the past five years

The board of directors and executive officers of Cadiscor is a multidisciplinary team with recognized practical experience in various fields of activity that enables them to practice good corporate management.

Michel Bouchard– President and Chief executive officer of the Company and director

Jean-Pierre Lachance – Vice President of the Company and director

Guy Hébert, President of BBH Géo Management Inc.,Director and Chairman of the Board

Francine Bélanger (1)– Accountant Consultant, director

Jean-Charles Potvin, Chief Executive Officer Tiomin Resources Inc., director

Richard Jacques-Management Consultant, director

Guylaine Daigle, Controler of G$ Drilling Ltd., director

(1)

Mrs. Bélanger deceased on November 8, 2006 and was replaced by Mrs. Guylaine Daigle on February 19, 2007 .

Michel Bouchard, 52 years old, has been involved in the exploration, development and production fields of the mining sector for the last 25 years. He was a director of several public companies in the mining sector. He has a BSc and MSc in Geology and an MBA. He is credited for his contribution of the Bouchard-Hebert Mine discovery in North Western Quebec. He was a Senior Executive of McWatters Mines.

Guy Hébert, 56 years old, is a director and the president of Strateco Resources Inc. since April 2000. He is the president of BBH Géo-Management Inc. since October 1992.

Jean-Pierre Lachance, 54 years old, is a director and the executive vice-president of Strateco Resources Inc. since April 2000. He was the president of Novontar S.A., a Costa-Rican corporation, from 1996 to 2002.

Francine Bélanger, 47 years old, was a director of Strateco Resources Inc. from April 13, 2000 to October 30, 2001 and was re-elected as director since June 20, 2002. Mrs. Bélanger was an accounting consultant since January 2002.

.

Jean-Charles Potvin, 53 years old, is a founder of Tiomin Resources Inc. and has been its Chief Executive Officer and a Director since its inception in 1992.  He also serves as a Director of the following publicly traded resource companies: Azimut Exploration Inc., Gobimin Inc., Gold Reserve Inc. and Polaris Geothermal Inc.

Richard Jacques, FCA, 57 years old, is a Management Consultant since 2000. He is a board member of l'Ordre des travailleurs sociaux and of Nature Québec / UQCN.

Guylaine Daigle is Controller of G4 Drilling Ltd., a Val-d’Or-based drilling firm, prior to which she worked as Director of Financial Services for Samson Bélair/Deloitte & Touche in Val-d’Or.  She was previously Director of Finance for Ross-Finlay 2000 Inc., a Val-d’Or mining contractor, and Controller of McWatters Mines Inc., a Val-d’Or gold producer.  She has over 12 years of experience in applied accounting management in the mining industry. On February 19, 2007, she replaced Francine Bélanger, who passed away in November 2006.

Pauline Comtois, CGA, 59 years old, has been an Accounting Services Consultant for more than 10 years. Strateco has contracted her services since April 2001. She was named Treasurer of Cadiscor on March 21, 2006.

Messrs. Bouchard will dedicate respectively 100%, of his time to the business of the Company while the other directors will dedicate less than 5% of their time.

(b)

Significant employees

The Company hires consultants, professionals and contractors but has no employees. The most significant and permanent consultant in the pursuit of the Company’s business is Mr. Michel Bouchard.  The positions held and biographical information for Mr. Bouchard is set forth above in paragraph (a) of ITEM 5 of this Registration Statement.

 (c)

Family relationships

There are no family relationships among directors, executive officers or persons chosen to become an executive officer or director with the exception of Mr. Richard Jacques, director, who is the brother in law of Mr. Michel Bouchard, president and director.

(d)

Legal proceedings

Mr. Bouchard was Vice-President, Mining Development when McWatters Mines obtained a Court order allowing it to put itself under the CCAA protection on February 14, 2001. On December 11, 2001, the Plan of Arrangement was filed with the Quebec Superior Court. On January 23, 2002, creditors and shareholders voted in favour of the Arrangement Plan and on January 28, 2002, the Quebec Superior Court ratified it.  Mr. Bouchard was named President on October 1, 2003 and resigned on August 13, 2004. He was a director from February 2004 to his resignation on August 13, 2004.  On January 15, 2004, McWatters Mines announced that it intended to make a proposal to its creditors under the Bankruptcy and Insolvency Act. The proposal was accepted by the creditors on June 22, 2004. The court ratified it on July 9, 2004.  During that period a Management cease trading order was issued by the Ontario Securities Commission and Quebec Securities Commission on May 26, 2004 and a cease trading order was effective on July 22, 2004 in Quebec, Canada and on July 29, 2004 in Ontario, Canada.

ITEM 6:

EXECUTIVE COMPENSATION

(a)

General

Since its incorporation on March 6, 2006, no named executive officer, consultant or employee received total annual compensation (salary, bonus and/or compensation in the form of equity) in excess of $100,000. Currently, no Officer, consultant or employee is being compensated at a rate in excess of $100,000 per year. The table below summarizes all compensation awarded to, earned by, or paid to our Chief Executive Officer by any person for all services rendered in all capacities to us for the Company’s current fiscal year to end March 31, 2007.

SUMMARY COMPENSATION TABLE

SUMMARY COMPENSATION TABLE
Name and principal position (a)	Year 2006	Annual compensation			Long-term compensation
		Salary ($)	Bonus ($)	Other annual compensation ($)	Awards		Payouts	All other compen- sation ($)
					Restricted stock award(s) ($)	Securities under- lying options/ SARs (#)	LTIP payouts ($)
Mr. Michel Bouchard, CEO....		$0**	N/A	N/A	N/A	N/A	N/A	N/A

**(1)The Company did not pay any salary or other form of compensation directly to its executive officers.

 (2) Pursuant to Company’s Management Agreement with BBH Geo-Management Inc. (“BBH”) (the “BBH Management Agreement”), as described under ITEM 7- CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS of this Registration Statement, Mr. Bouchard, the Company’s CEO is an employee of BBH and is paid through BBH rather than receiving a direct salary from the Company.  A copy of the BBH Management Agreement is attached to this Registration Statement as EXHIBIT 6.5.

      (3) The Company paid $65,625 from June 21, 2006 to September 30, 2006 to BBH Géo-Management Inc. for the consulting services of Michel Bouchard. These sums are not representative of the amounts actually received by Mr. Bouchard from BBH Géo-Management Inc. as salary.

Directors’ Compensation

As of November 6, 2006, Directors other than the CEO and President, Mr. Bouchard received compensation for their service as directors or their participation on committees of the Board of Directors. Compensation for participation at the Audit Committee is fixed at $600 for a member’s participation in person or at $300 by telephone conference. At the Board’s of Directors meetings, compensation is fixed at $400 for a participation of a member in person or at $300 by telephone conference. Expenses of Directors are also reimbursed.

(b)

Stock options granted during the last financial year

The Company has granted as of November 6, 2006, a total of 1,450,000 stock options for shares to directors, named executive officers and consultants pursuant to the Company’s stock options plan, a copy of which is attached hereto as EXHIBIT 6.3.

ITEM 7:

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a)

 Related parties transactions

The Company has incurred fees and administrative expenses totaling $79,000 for a six-month period from June 1st, 2006 to the date of September 30, 2006 under the BBH Management Agreement. The BBH Agreement has a term of of one year. Guy Hébert, a director of the Company is the sole director and Executive Officer of BBH Géo-Management Inc. Company management believes that the payments made to BBH Géo-Management Inc. under the BBH Management Agreement are equivalent to the payments that would be made by the Company to an unrelated company. As of September 30, 2006, the Company paid to BBH Géo-Management Inc. for services rendered to the Company, an approximate amount of $65,625 for the period between June 21st, 2006 and September 30, 2006 and the sum $14,250 was paid to BBH for the for services rendered also to the Company by Mr. Hébert.

BBH Géo-Management Inc. provides the following services to the Company under the BBH Management Agreement:

1. Fixed fees of $2,000 Cnd per month for the rent of offices and office equipment.

2. Secretarial personnel

3. Management, accounting and legal services

4. Geological consultants

5. Public relations with investors and regulatory or governmental organism.

6. Research of financing.

(b)

Transactions with Promoters

The Company’s common stock at its time of incorporation on March 6, 2006 was entirely owned by Strateco Resources Inc. As described above in Part I, ITEM-DESCRIPTION OF BUSINESS (a) Business development of this Registration Statement, the Company acquired all of its assets in connection with the spin-off of Strateco’s gold mining operations to Cadiscor.  These assets included the Discovery and Montbray properties formerly held by Strateco in consideration for:

i)

20,000,000 common shares of Cadiscor issued to Strateco at $0.16 per share for a total consideration of $3,200,172;

ii)

Assumption by Cadiscor of the balance of the purchase price pursuant to the terms of the the GéoNova Agreement; and

iii)

Reduction of the stated capital of Strateco in the amount of $3,200,172, payable through a pro-rata distribution to Strateco’ shareholders of the 20,000,000 common shares of Cadiscor held by Strateco.

There was no valuation report prepared by Petrie Raymond other than taking the book value of the properties Discovery and Montbray in the books of Strateco Resources Inc.(Strateco) Montbray has no value since it had been written off by Strateco in 2003.  The value if Discovery Property was fully explained in section Management’s Discussion and Analysis and in Exhibits 6.2 and 6.4.

(c)

Conflict of interests

Whenever a director holds functions in another public mining companies or private companies or whenever a director detains important assets in other public mining companies or private companies, there may exist a situation of conflict of interests between the interest of the Company and this director’s own interests. This conflict of interest may appears at the time of negotiation of an agreement or at the time to conclude the mode or scope related to a joint venture with this public mining company or private company. In that case, at the Board of Directors meeting, the director will state on the record that he is in conflict of interests and that director will abstain from discussing and voting on that subject matter.

Joint ventures in acquiring and exploring and mining natural resources are frequent in the Company’s industry. According to the laws regarding companies in Quebec, Canada, a director of the Company must act honestly, in good faith and in the fundamental interests of the Company.

As of November 6, 2006, a Code of Ethics has been adopted by the directors and officers of the Company that will be posted on the web site of the Company at www.cadiscor.com that provides for any person that believes that a director or officer does not act in good faith or in the interests of the Company to file a complaint with the Board of Director.

ITEM 8:

DESCRIPTION OF SECURITIES

(a)

Common shares

The Company is authorized to issue an unlimited number of common shares without par value, of which 27,599,000 Common Shares are issued and outstanding as of November 6, 2006.  The common shares are not subject to any future call or assessment and all have equal voting rights.  There are no special rights or restrictions of any nature attached to any of the common shares and they all rank at equal rate or "pari passu", each with the other, as to all benefits, which might accrue to the holders of the common shares.  All registered shareholders are entitled to receive a notice of any general annual meeting to be convened by the Company.

At any general meeting, subject to the restrictions on joint registered owners of common shares, on a showing of hands every shareholder who is present in person and entitled to vote has one vote, and on a poll every shareholder has one vote for each common share of which he is the registered owner and may exercise such vote either in person or by proxy. To the knowledge of the management of the Company, at the date hereof, no person exercised control, directly or indirectly, over more than 10% of the Company’s outstanding common shares.

The Company does not have a classified board of directors and the directors are elected at the Annual Assembly of shareholders for a mandate which expires at the date of the next Annual Assembly of shareholders unless they are replaced within that period for cause of resignation, destitution or death. A number of directors as long as that number does not exceed the number allowed by the by-laws, may be named by the resolution of the Board of Directors until their re-election at the next Annual Assembly of shareholders.

Initial Public Offering

Upon the realization of the Initial Public Offering, the Company issued 21,000,000 common shares in consideration of mining properties with a net accounting value of $4,700,172. Please see the tables in Part II, ITEM 4, - RECENT SALES OF UNREGISTERED SECURITIES for other transactions of the Company’s common shares while the Company was exempted from registration with the U.S. Securities Commission in the United Stated of America as further explained in Part II-ITEM 4.

At the time of the public offering by prospectus dated August 2nd, 2006 in Quebec, Canada, the Company issued common shares that gave fiscal rebates in Quebec, Canada to their subscribers who reside in Quebec, Canada, if they purchased these shares at the price fixed in the prospectus. These common shares are called "flow-through common shares" and except for the fiscal rebates, they have the exact same characteristics for the shareholders than the other common shares of the Company. In order for the Company to issue flow-through common shares with special authorizations of the Quebec Securities Commission and the TSX Venture Exchange, the Company must take the engagement to spend the proceeds of the sale of flow-through common shares on exploration works during the following fiscal year as fully discussed at section  DESCRIPTION OF BUSINESS (a) Business development.

On August 3, 2006, Cadiscor received the final visa for a prospectus offering in Quebec, Canada, from the Quebec Securities Commission and TSX Venture Exchange (TSX) of up to $8,500,000 including $5,590,000 in flow-through shares. The flow-through offering was completed on August 17, 2006 with a total of $4,300,000 for 4,300,000 flow-through common shares subscribed for and $2,299,000 were obtained from the sale of 2,299,000 units that represented 2,299,000 common shares and 1,149,500 warrants for a total financing of $6,599,000.

The financing was realized at a price of $1.00 per flow-through share and $1.00 per unit. Each unit comprises 1 common share and one half of one warrant. Each whole warrant gives the right to its holder to subscribe one common share at the price of $1.25 per share until February 18, 2008.

(b)

Preferred shares

The Company can issue an unlimited number of preferred shares without par value that can be issued in series with rights, privileges, restrictions and conditions to be determined by the board of directors. The Company has not issued or authorized any preferred shares as of the date of this Registration Statement

(b)

Stock options

On April 1, 2006, the directors of the Company approved a stock option plan (the “Plan”) for directors, executive officers, employees and consultant of the Company, subject to regulatory approval which was obtained on August 18, 2006 a copy of the Plan is included with this Registration Statement as EXHIBIT 6.3 . The main provisions of the Plan are as follows:

i)

the maximum number of shares that may be issued under the Plan shall be limited to 10% of the issued and outstanding common shares of the Company;

ii)

the maximum number of shares granted under the Plan to a beneficiary, including to an insider, within a one-year period is limited to 5% of the issued and outstanding shares, or 2% in the case of consultants;

iii)

the exercise price of the options shall not be less than the closing price of the shares on the exchange on which they are listed on the day preceding the grant or, if there are no trades, the average of the bid and ask price on the day preceding the grant, less the allowable discount;

iv)

the options are non assignable and have a maximum term of five years; and

v)

the options shall terminate upon the death, retirement, resignation or termination of employment of the beneficiary.

Proceeds from the exercise of options shall be added to the working capital of the Company.

As of November 6, 2006, 1,450,000 stock options have been granted under the Plan to directors, officers and consultants giving right to its holder to levy a common share at the price of $1 per share for a period of five (5) years. .

Pursuant to the stock options plan, a total of 10% of the outstanding common shares or 2,759,900 common shares have been reserved with the TSX Venture Exchange for the eventual exercise of stock options. Following the grant of 1,450,000 stock options on September 11, 2006, the actual number of stock options reserved for issuance under the Plan is 1,309,900.

The maximum number of options that can be granted to a participant cannot exceed 5% of the issued and outstanding common shares. The exercise price of the options cannot be lower than the market price on the TSX Venture Exchange with authorized TSX discount at the time of granting.  The options must expire no later than ten years after the date the options were granted.

 (d)

Warrants

As at November 6, 2006, there were 1,149,500 warrants and 461,930 broker warrants outstanding.

2006

	Number	Weighted average strike price
Balance, beginning of period	0	$0.00
Issued (1) (2)	1,611,430	$1.18
Exercised	-	-
Expired	-	-
Balance, as of August 28, 2006	1,611,430	$1.18

 (1)

On August, 17, 2006, pursuant to the Initial Public Offering of the Company, a total of 1,149,500 warrants were issued. Each warrant gives the right to its holder to subscribe one common share at the price of $1.25 per share until February 18, 2008.

(2)

 On August 17, 2006, pursuant to the Initial Public Offering of the Company, a total of 461,930 broker warrants were issued as partial consideration of brokers’ fees. Dundee Securities Corporation received

230,964 broker’s warrants, Canaccord Capital Corporation received 115,483 broker’s warrants and Haywood Securities Inc. received 115,483 broker’s warrants. Each broker warrant gives the right to its holder to subscribe one common share at the price of $1.00 per share until February 18, 2008.

The strike prices and expiration dates for these warrants are as follows:

Strike price	Number	Expiration Date
$1.25	1,149,500	February 18, 2008
$1.00	461,930	February 18, 2008

(e)

Escrow securities

The Quebec Securities Commission, the Ontario Securities Commission, the British Columbia Securities Commission, the Alberta Securities Commission and the TSX Venture Exchange have jurisdiction over the Company in Canada, and may require Escrow Arrangements under certain circumstances.

An “Escrow Arrangement” is any agreement pursuant to any policy or requirement of Security authorities having jurisdiction in Canada which requires that shares be placed in Escrow ("Escrow Shares").  At the time of acquiring Escrow Shares, the principals must enter into an escrow arrangement in the form of an Escrow Agreement.  The Escrow Share certificates must be registered in the name of the holders of the shares, and deposited with the escrow agent in accordance with the terms of the Escrow Agreement.  Only a trust company may act as an Escrow Agent.

The Company has no escrow agreement as of the date of this Registration Statement.

(f) Transfer Agent

The Company’s transfer agent for its common stock is Computershare Trust Company of Canada located at 1500 University Street, suite 700, Montreal (Québec) H3A 3S8 telephone number: (514) 982-7888.

(g) Reports to Stockholders

The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. It is the present intention of management to continue furnishing annual reports to stockholders. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements.

PART II

ITEM 1:

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a)

Market information

CURRENCY AND EXCHANGE RATES

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.  The following table sets forth (i) the rates of exchange for the Canadian dollar, expressed in the U.S. dollars, in effect at the end of each of the periods indicated; (ii) the average exchange rates in effect on the last day of the end of each such period; (iii) the high and low exchange rate during such periods, in each case based on the noon buying rate in cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. Prices based on the period January 1 to December 31 yearly, and quoted in U.S. Dollars.

	2006 (Between Jan. 1, 2006 to August, 28 2006)	2005	2004
Rate at end of Period	1.1120	1.656	2.034
Average Rate During Period	1.1347	2.115	3.016
High Rate	1.1726	2.703	3.970
Low Rate	1.0989	1.507	1.775

The high and low exchange rates for each month during the previous six months are as follows:

	February	March	April	May	June	July
	2006	2006	2006	2006	2006	2006
High rate	1.1577	1.1722	1.1718	1.2320	1.1241	1.1415
Low rate	1.1379	1.1320	1.1203	1.0989	1.0991	1.1112

On November 6, 2006 the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $ 1.00 USD=$1.129CND.

The Company’s securities are traded in Canada as Cadiscor Resources Inc. (“CAO”) on the TSX Venture Exchange since August 21, 2006 and on the Frankfurt Exchange under the symbol DQN since September 8, 2006.

Based on information obtained from the TSX Venture Exchange, the high and low bid quotations for the common stock of the Company for 6 business days are set forth in the table below:

	Low	High	Volume
October 30, 2006	$0.51	$0.58	480,287
October 31, 2006	$0.52	$0.55	200,163
November 1, 2006	$0.51	$0.55	112,201
November 2, 2006	$0.53	$0.66	812,405
November 3, 2006	$0.58	$0.63	233,374
November 6, 2006	$0.57	$0.66	663,931

Quotation information is not available prior to August 21, 2006.

 (b)

Holders

The Company has no holder of debentures as of November 6, 2006.

As of November 6, 2006, Cadiscor’s capital stock of 27,599,000 common shares were held by 83 registered shareholders throughout Canada, United States and other countries such as Germany, United Kingdom, Barbados, Switzerland and Austria. Of that number 11 are registered holders in the United States and hold together 154,081 common shares of Cadiscor or 1% of the capital stock. Of that number of registered holders in the U.S., CEDE & Co, a major trading firm holds 137,618 common shares for an unknown number of residents in the U.S.  In Canada CDS & Co, a major trading firm holds 26,870,626 common shares of Cadiscor for an unknown number of residents in Canada.

(c)

Dividends

The Company has not paid dividends since its incorporation and does not anticipate as of November 6, 2006 the payment of dividends in the foreseeable future. At present, the Company’s policy is to retain earnings, if any, to finance exploration on its properties. The payment of dividends in the future will depend upon, among other factors, of the Company’s earnings, capital requirements and operating financial conditions.

ITEM 2:

LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be threatened or contemplated.

ITEM 3:

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

PETRIE RAYMOND LLP, chartered accountants, from their Montreal office, Quebec, are the Company’s auditors since April 1, 2006 and there has not been any changes in and disagreements with accountants on accounting and financial disclosure.

ITEM 4:

RECENT SALES OF UNREGISTERED SECURITIES; USE OF PROCEEDS FROM UNREGISTERED SECURITIES

(a)

Prior sales of common shares in Canada

The common shares of the Company have been trading on the TSX Venture Exchange under the symbol CAO since August 21, 2006.

	High	Low	Volume
August 21, 2006	$0.75	$0.64	137,000
November 6, 2006	$0.66.	$0.57	663,931

Price Fluctuations, Share Price Volatility

Securities markets in Canada have experienced a high level of price and volume volatility in recent years, with many resource companies experiencing wide price fluctuations not necessarily related to operating performance or underlying asset values of such companies.  No assurance can be made that the Company’s share price and volume will not continue to fluctuate materially.

(b)

Offerings in Quebec and in Canada

Since its incorporation on March 6, 2006 and until August 21, 2006, the Company had total assets not exceeding $10,000,000 and the Company’ securities were not quoted in an automated inter-dealer quotation system. The Company therefore meets the criteria of Rule 12g-1 which allows for exemption of registration from Section 12 (g) of the Securities Exchange Act of 1934 under these circumstances. Furthermore the Company is considered a foreign private issuer and had since August 21, 2006 fewer than 300 holders resident in the United States and was also exempted from registration under Section 12 (g) in meeting the criteria of Rule 12g3- 2.

However, the Company elected to register its common shares under section 12 (g) of the Securities Exchange Act of 1934 under Form 10 SB which allows the small business to comply with the requirement of the SEC at lower costs. The main purpose of this registration was to allow the shareholders of Strateco Resources Inc., a company which has its common shares registered with the U.S. Securities and Exchange Commission since September 2002, to receive the shares of Cadiscor. Strateco as discussed in section DESCRIPTION OF BUSINESS, ITEM 1 (b) was acting in the context of a distribution by Strateco of 20,000,000 shares of Cadiscor to its shareholders of record in all countries including the U.S. since it was reducing its capital of the value of its gold related properties sold to Cadiscor.

The Company’s private placement to Strateco of 20,000,000 common shares for acquisition of properties was an exempted transaction not requiring the filing of registration statement pursuant to Section 4 (2) of Securities Act of 1933 since it did not involve any public offering.

As to the public offering of August 17, 2006, the Company’ securities were offered to residents of Canada and other countries out of North-America and were not offered to residents in the United States of America. There was no use of interstate mails in the U.S. for solicitation to this public offering. At all times relevant to the public offering the Company’s securities were not sold or delivered after sale in the United States of America and were therefore not in violation of dispositions of Section 5 of the Securities Act of 1933.

The placement of 1,000,000 common shares to GéoNova Exploration Inc. as partial payment of Discovery Property did not involve any public offering but were qualified by the same prospectus and the same visa of Quebec Securities Commission than the public offering since the price of the shares were qualified at the same price and were exempted form sale restriction since it was approved by visa of the Quebec Securities Commission. This placement qualifies for the exemption pursuant to Section 4(2) of Securities Act of 1933 since it did not involve any public offering and the Company’s securities were not sold or delivered after sale in the United States of America and were therefore not in violation of dispositions of Section 5 of the Securities Act of 1933.

Therefore, in the following descriptions of private and public offerings of the Company, any reference to the Company being “exempted of registration in the U.S.” refers each time to the Company meeting at the time of these offerings the criteria for the above-mentioned exemptions.

The Company was at the time of the private placement with Strateco exempted to file a prospectus for the private placement with Strateco according to the rules and regulations of the Quebec’s Law on moveable securities and Quebec’s Rules and regulations on moveable securities and particularly Rule 45-106 art. 2.13 (2) and obtained the authorization from the TSX Venture Exchange. Pursuant to this private placement, the Company issued 20,000,000 common shares to Strateco Resources Inc. as partial consideration for the acquisition of a 100% interest in the Discovery and Montbray properties as described in the following table:

Date of private placement	Private placement	Value	Number of shares	Number of warrants	Consideration
August 17, 2006	Strateco Resources Inc.	$3,200,172	20,000,000	0	Partial consideration for the acquisition of 100% interest in Discovery property and Montbray property

 (c)

Public offering in Quebec, Canada

The Company conducted one public offering in Quebec, Canada, with a visa for prospectus of the Quebec Securities Commission and the approval of the TSX Venture Exchange (TSX). This public offering is detailed as follows:

Initial public offering by Prospectus (1)	Number of Flow-trough shares sold (2):	Number of units sold (2) (3):	Amount received: $ (3)	Number of common shares issued (3)	Number of warrants (3)	Brokers’ fees (4)	Brokers’ warrants (4)
August 17, 2006 closing	4,300,000	2,299,000	$6,599,000	6,599,000	1,149,500	$461,930	461,930

August 17, 2006 Partial consideration paid to GéoNova Explorations Inc. for the acquisition of 100% interest in Discovery property (5)	Valued by prospectus at $1,000,000	1,000,000 common shares qualified by prospectus

(1)

On August 3, 2006, Cadiscor received the final visa for a prospectus offering in Quebec, Canada, from the Quebec Securities Commission and TSX Venture Exchange (TSX) of up to $8,500,000 including $5,590,000 in flow-through shares.

(2)

The flow-through offering was completed on August 17, 2006 with a total of $4,300,000 for 4,300,000 flow-through common shares subscribed for and $2,299,000 were obtained from the sale of 2,299,000 units that represented 2,299,000 common shares and 1,149,500 warrants.

(3)

The financing was realized at a price of $1.00 per flow-through share and $1.00 per unit for a total financing in the amount of $6,599,000. Each unit comprises 1 common share and one half of one warrant. Each whole warrant gives the right to its holder to subscribe one common share at the price of $1.25 per share until February 18, 2008.

(4)

On August 17, 2006 at the closing of the Initial Public Offering, the Company as part of the agency agreement with Dundee Securities Inc., Canaccord Capital Corporation and Haywood Securities Inc. acting as brokers for the public offering in Quebec, Canada, has paid broker’s fees representing 7% of the total amount obtained in the financing for a sum of $ $461,930 and has issued 461,930 brokers’ warrants representing 7 % of the number of shares sold in the financing. Dundee Securities Corporation received 230,964 broker’s warrants, Canaccord Capital Corporation received 115,483 broker’s warrants and Haywood Securities Inc. received 115,483 broker’s warrants. Each broker’s warrant allowed each broker to acquire one common share at the price of $1.00 per share for a period of 18 months following the closing until February 18, 2008.

(5)

On August 3, 2006, Cadiscor received the final visa for a prospectus offering in Quebec, Canada, from the Quebec Securities Commission and TSX Venture Exchange (TSX) to issue 1,000,000 common shares to GéoNova Exploration Inc. as partial consideration of the acquisition of a 100% interest in the Discovery property instead of a payment in cash of $1,000,000 since these shares were qualified by prospectus. See Exhibits 6.1 and 6.2.

(d)

Use of proceeds

The Company anticipates that proceeds from the flow-through portion of the public offering in the provinces of Canada, completed on August 17h, 2006 in the amount of $4,300,000 will be mainly applied as follows:

The net proceeds of the Offering, after payment of the Brokers’ Fees but before deduction of the Expenses of issuance of shares, in the amount of $6,137,070 will be allocated as follows:

Amounts allocated
Exploration work on the Discovery Property	$4,300,000
Payment of the balance of the purchase price of the Discovery Property	$275,000
Reimbursement of advances to Strateco	$225,000
Expenses of issue	$250,000
Working capital(1)	$1,087,070

(1)

The Company will use such funds to pay its overhead, mitigate various unforeseen expenses for issuance of shares and reserve certain amounts for future acquisition of other mining properties.

However, due to the nature of mineral exploration and the results obtained during the performance of the work, it should be understood that the work programs and budget allocations may be re-evaluated, changed and allocated differently. The Company intends to spend the funds at its disposal in the manner indicated. However, some circumstances may justify the reallocation of the funds for valid business reasons.  If applicable, the changes made to the initial program will be indicated and explained in the Company’s annual report.

ITEM 5:

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The bylaws of the Company provides as follows:

"Each director or officer of the Company and his heirs, executors, administrators and other legal representatives must at all time be indemnified and protected by the Company against:

1.

any liability and all fees, costs and expenses incurred in relation with any claim, legal pursuit or proceedings planned or deposited against him as a result of any act accomplished or allowed to be done while in the exercise of his functions, if he acted with integrity, in good faith and in the best interest of the Company, in believing that his conduct had nothing of illegal about it; and

1.

any other fees, costs and expenses incurred by him or disbursed in the pursuit of the Company’s business."

Presently the directors and officers of the Company are covered by liability insurance under Cadiscor Resources Inc. since Cadiscor became a public company. This policy shall then be renewed annually.

PART FINANCIAL STATEMENTS

FINANCIAL STATEMENTS

Cadiscor Resources Inc.

Opening Balance Sheet

April 1st, 2006

Auditors’ Report

Opening Balance Sheet

Notes to Opening Balance Sheet

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of

Cadiscor Resources Inc.:

We have audited the accompanying opening balance sheet of Cadiscor Resources Inc. as at April 1st, 2006. This financial statement is the responsibility of the Company’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as at April 1st, 2006 in accordance with Canadian generally accepted accounting principles.

Limited Liability Partnership

Chartered Accountants

Montréal, Canada

May 4, 2006 (except for note 3 which is as at August 2, 2006)

Cadiscor Resources Inc.

Opening Balance Sheet
April 1st, 2006
Current assets
Subscription receivable	$ 1
Shareholder’s equity
Capital stock (note 2)	$ 1
On behalf of the board

(signed) Guy Hébert, Director

Cadiscor Resources Inc.
Notes to Opening Balance Sheet
April 1st, 2006

1. Incorporation
The Company is incorporated under the Canada Business Corporations Act.

2. Capital stock

The Company is authorized to issue an unlimited number of common shares and an unlimited number of  preferred shares that can be issued in one or several series composed of a number of shares with the rights, privileges, conditions and restrictions that are determined before they are issued by resolution of the Company’s members of the board, including the amount or the rate of preferred dividends, the date or  dates, and the location or locations of payment thereof, the price of purchase or redemption price, conversion privileges and voting rights, subject to the rights, privileges, conditions and restrictions related to the preferred shares, depending on their class.

Subscribed
1 common share	$ 1

3. Subsequent event – Public offering

On August 2, 2006, the Company entered into an agency agreement for the issue and sale of up to 5,590,000 flow-through common shares and 2,910,000 units of the Company at a price of $1.00 per share and $1.00 per unit, on a best efforts basis pursuant to a prospectus dated August 2, 2006.

CADISCOR RESOURCES INC.

FIRST QUARTER INTERIM REPORT

 June 30, 2006

Cadiscor Resources Inc.

1225, Gay-Lussac Street

Boucherville (Québec) J4B 7K1

Telephone :   (450) 641-0775

Fax : (450) 641-1601

Website :  www.cadiscor.com

 TSX Venture Exchange: CAO

SUPPLEMENTARY INFORMATION

1.

List of Names of Directors and Officers

Michel Bouchard, President and Director

Francine Bélanger, Director*

Jean-Pierre Lachance, Vice President and Director

Guy Hébert, Chairman of the Board and Director*

Jean-Charles Potvin, Director

Richard Jacques, Director*

*

Member of the Audit Committee

CADISCOR RESOURCES INC.

BALANCE SHEET

(in Canadian dollars)

June 30, 2006
ASSETS	(unaudited)

CURRENT ASSETS
Subscription receivable	$1

TOTAL ASSETS	$1

LIABILITIES AND DEFICIT OF THE SHAREHOLDER

CURRENT LIABILITIES

Accounts payable and accrued liabilities	$33,758

SHAREHOLDER

Capital stock (Note 2)	1
Deficit	(33,758)
(33,757)

TOTAL LIABILITIES AND DEFICIT OF THE SHAREHOLDER	$1

See notes to unaudited financial statements.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) Michel Bouchard, Director

(signed) Pauline Comtois, Treasurer

CADISCOR RESOURCES INC.

STATEMENTS OF EARNINGS AND DEFICIT

(unaudited)

(in Canadian dollars)

Three-month period ended June 30,
2006
GENERAL AND ADMINISTRATIVE EXPENSES

Professional fees	$11,365
Legal and audit fees	2,050
Shareholder communications	5,000
Listing and registrar fees	612
Travel expenses	3,128
Financial expenses	8,813
Rent	2,000
Office expenses	790

NET LOSS AND DEFICIT, END OF PERIOD	$33,758

See notes to unaudited financial statements.

1.

Presentation of the Interim Financial Statements

The interim financial statements of Cadiscor Resources Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles. Certain information and disclosures that must normally be included in the notes to the financial statements have been condensed or omitted.

2.

Incorporation

The Company is incorporated under the Canada Business Corporations Act.

3.

Capital stock

The Company is authorized to issue an unlimited number of common shares and an unlimited number of  preferred shares that can be issued in one or several series composed of a number of shares with the rights, privileges, conditions and restrictions that are determined before they are issued by resolution of the Company’s members of the board, including the amount or the rate of preferred dividends, the date or  dates, and the location or locations of payment thereof, the price of purchase or redemption price, conversion privileges and voting rights, subject to the rights, privileges, conditions and restrictions related to the preferred shares, depending on their class.

Subscribed
1 common share	$ 1

4.

Commitments

Service Agreement

The Corporation has signed with BBH Geo-Management Inc. (BBH), a private company, of which Mr. Guy Hébert, a director of the Corporation, is also the president and director, a service agreement dated June 1, 2006, pursuant to which BBH will assume the management of the exploration work to be incurred by the Corporation.  The fees and costs to be charged to the Corporation by BBH will cover the following services:

–

use of the premises and equipments of BBH (for a monthly fee of $2,000);

–

realization of the exploration work (including an administration fee of 10% of the exploration expenditures);

–

management, administration, accounting and legal services;

–

consulting services, including with respect to geology;

–

relations with investors and regulatory authorities; and

–

financing.

The fees to be paid to BBH will be equal to the remuneration that would be paid by the Corporation to a non related party.

Michel Bouchard, the president of the Corporation, is an employee of BBH since June 21, 2006.

5-

Subsequent events

Public Offering and listing on the Stock Exchange

On August 17, 2006, the Company completed the closing of its Initial Public Offering for an amount of $6,599,000. At the same time, the Company issued 20,000,000 common shares to Strateco Resources Inc. and 1,000,000 common shares to GeoNova Explorations inc. to complete the purchase of the Discovery and Montbray properties.

On August 18, 2006, the TSX Venture Exchange approved the listing of the common shares of the Company. Issued and listed shares total 27,599,000. The shares are trading since August 21, 2006 under the symbol CAO.

6.

THE EFFECT OF APPLYING UNITED STATES ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. The effect of applying United States generally accepted accounting principles (“U.S. GAAP”) would not result in any differences between U.S. GAAP and Canadian GAAP presentation in this interim report.

CADISCOR RESOURCES INC.

SECOND QUARTER INTERIM REPORT

 September 30, 2006

Cadiscor Resources Inc.

1225, Gay-Lussac Street

Boucherville (Québec) J4B 7K1

Telephone :   (450) 641-0775

Fax : (450) 641-1601

Website :  www.cadiscor.com

 TSX Venture Exchange: CAO

SUPPLEMENTARY INFORMATION

2.

List of Names of Directors and Officers

Michel Bouchard, President and Director

Francine Bélanger, Director*

Jean-Pierre Lachance, Vice President and Director

Guy Hébert, Chairman of the Board and Director*

Jean-Charles Potvin, Director

Richard Jacques, Director*

*

Member of the Audit Committee

RESSOURCES CADISCOR INC.

CADISCOR RESOURCES INC.

(En dollars Canadiens)

(In Canadian dollars)

BILAN 30 SEPTEMBRE (non vérifié)	2006 $	BALANCE SHEET SEPTEMBER 30 (unaudited)
ACTIF		ASSETS

ACTIF À COURT TERME		CURRENT ASSETS

Encaisse et placements temporaires	1 043 764	Cash and temporary investments
Encaisse réservée (note 3)	4 270 985	Restricted cash (note 3)
Taxes de vente à recouvrer	18 683	Sales taxes receivable
Frais payés d’avance	8 943	Prepaid expenses
5 342 375

PROPRIÉTÉS MINIÈRES (note 4)	4 700 172	MINING PROPERTIES (note 4)

FRAIS REPORTÉS (note 5)	32 337	DEFERRED EXPENDITURES (note 5)

TOTAL DE L’ACTIF	10 074 884	TOTAL ASSETS

PASSIF ET AVOIR DES ACTIONNAIRES		LIABILITIES AND SHAREHOLDERS’ EQUITY

PASSIF À COURT TERME		CURRENT LIABILITIES

Créditeurs et charges à payer (note 11)	117 655	Accounts payable and accrued liabilities (note 11)

Impôts futurs	1 333 000	Future income taxes

AVOIR DES ACTIONNAIRES		SHAREHOLDERS’ EQUITY

Capital-actions (note 6)	8 676 392	Capital stock (note 6)
Surplus d’apport – Options d’achat d’actions (note 7)	238 525	Contributed surplus – stock options (note 7)
Surplus d’apport – Bons de souscription (note 8)	102 872	Contributed surplus – warrants (note 8)
Déficit	(393 560)	Deficit
8 624 229

TOTAL DU PASSIF ET DE L’AVOIR DES ACTIONNAIRES	10 074 884	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY

Voir les notes afférentes aux états financiers non vérifiés.	See notes to unaudited financial statements.

AU NOM DU CONSEIL D’ADMINISTRATION

ON BEHALF OF THE BOARD

(s) Michel Bouchard, Administrateur/Director

(s) Pauline Comtois, Trésorière/Treasurer

-

RESSOURCES CADISCOR INC.

CADISCOR RESOURCES INC.

(En dollars Canadiens)

(In Canadian dollars)

ÉTATS DES FRAIS REPORTÉS (non vérifié)	2006 $		STATEMENTS OF DEFERRED EXPENDITURES (unaudited)
	Période de trois mois arrêtée au 30 septembre	Période de six mois arrêtée au 30 septembre
	Three-month period ended September 30	Six-month period ended September 30

FRAIS D'EXPLORATION			EXPLORATION EXPENSES

Experts-conseils et sous-traitrants	7 875	7 875	Consultants and subcontractors
Honoraires professionnels	14 210	14 210	Professional fees
Frais de gestion	2 064	2 064	Management fees
Frais de déplacement	1 648	1 648	Travel expenses
Fournitures et location d'équipement	3 218	3 218	Supplies and equipment rental
Frais généraux d’exploration	3 322	3 322	General exploration expenses

AUGMENTATION DES FRAIS REPORTÉS ET SOLDE À LA FIN DE LA PÉRIODE	32 337	32 337	INCREASE IN DEFERRED EXPENDITURES AND BALANCE, END OF PERIOD

Voir les notes afférentes aux états financiers non vérifiés.	See notes to unaudited financial statements.

RESSOURCES CADISCOR INC.

CADISCOR RESOURCES INC.

(En dollars Canadiens)

(In Canadian dollars)

ÉTATS DES FRAIS REPORTÉS (non vérifié)	2006 $		STATEMENTS OF DEFERRED EXPENDITURES (unaudited)
	Période de trois mois arrêtée au 30 septembre	Période de six mois arrêtée au 30 septembre
	Three-month period ended September 30	Six-month period ended September 30

FRAIS D'EXPLORATION			EXPLORATION EXPENSES

Experts-conseils et sous-traitrants	7 875	7 875	Consultants and subcontractors
Honoraires professionnels	14 210	14 210	Professional fees
Frais de gestion	2 064	2 064	Management fees
Frais de déplacement	1 648	1 648	Travel expenses
Fournitures et location d'équipement	3 218	3 218	Supplies and equipment rental
Frais généraux d’exploration	3 322	3 322	General exploration expenses

AUGMENTATION DES FRAIS REPORTÉS ET SOLDE À LA FIN DE LA PÉRIODE	32 337	32 337	INCREASE IN DEFERRED EXPENDITURES AND BALANCE, END OF PERIOD

Voir les notes afférentes aux états financiers non vérifiés.	See notes to unaudited financial statements.

RESSOURCES CADISCOR INC.

CADISCOR RESOURCES INC.

(En dollars Canadiens)

(In Canadian dollars)

ÉTATS DES RÉSULTATS ET DU DÉFICIT (non vérifié)	2006 $		STATEMENTS OF EARNINGS AND DEFICIT (unaudited)
	Période de trois mois arrêtée au 30 septembre	Période de six mois arrêtée au 30 septembre
	Three-month period ended September 30	Six-month period ended September 30

REVENUS D’INTÉRETS	26 414	26 414	INTEREST INCOME

FRAIS GÉNÉRAUX ET D'ADMINISTRATION			GENERAL AND ADMINISTRATIVE EXPENSES

Honoraires professionnels	29 191	49 369	Professional fees
Frais légaux et de vérification	36 725	38 775	Legal and audit fees
Rémunération à base d’actions	238 525	238 525	Stock-based compensation
Jetons de présence	1 400	1 400	Directors’ fees
Information aux actionnaires	2 240	7 240	Shareholders communications
Relations avec les investisseurs	30 496	30 496	Investor relations
Inscription et frais de registrariat	29 760	30 372	Listing and registrar fees
Frais de déplacement	7 159	10 287	Travel expenses
Loyer	6 000	8 000	Rent
Assurances	867	867	Insurance
Frais de bureau	2 928	3 718	Office expenses
Taxes et permis	882	882	Taxes and permits
Intérêts et frais de banque	43	43	Interest and bank charges
	386 216	419 974

PERTE NETTE	359 802	393 560	NET LOSS

DÉFICIT AU DÉBUT DE LA PÉRIODE	33 758	-	DEFICIT, BEGINNING OF PERIOD

DÉFICIT À LA FIN DE LA PÉRIODE	393 560	393 560	DEFICIT, END OF PERIOD

PERTE NETTE PAR ACTION DE BASE ET DILUÉE	0,03	0,03	BASIC AND FULLY DILUTED NET LOSS PER SHARE

NOMBRE MOYEN PONDÉRÉ D’ACTIONS ORDINAIRES EN CIRCULATION	13 199 522	13 199 522	WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING

Voir les notes afférentes aux états financiers non vérifiés.	See notes to unaudited financial statements.

RESSOURCES CADISCOR INC.

CADISCOR RESOURCES INC.

(En dollars Canadiens)

(In Canadian dollars)

ÉTATS DES FLUX DE TRÉSORERIE (non vérifié)	2006 $		STATEMENTS OF CASH FLOWS (unaudited)
	Période de trois mois arrêtée au 30 septembre	Période de six mois arrêtée au 30 septembre
	Three-month period ended September 30	Six-month period ended September 30
FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS D'EXPLOITATION :			CASH FLOWS FROM OPERATING ACTIVITIES:
Perte nette	(359 802)	(393 560)	Net loss
Éléments sans effet sur la trésorerie:			Items not affecting cash:
Rémunération à base d’actions	238 525	238 525	Stock-based compensation
Variation nette des éléments hors caisse du fonds de roulement :			Changes in non-cash working capital items:
Taxes de vente à recouvrer	(18 683)	(18 683)	Sales taxes receivable
Frais payés d’avance	(8 943)	(8 943)	Prepaid expenses
Souscription à recevoir	1	-	Subscription receivable
Créditeurs et charges à payer	83 896	117 654	Accounts payable and accrued liabilities
	(65 006)	(65 007)

FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS D’INVESTISSEMENT :			CASH FLOWS USED BY INVESTING ACTIVITIES:
Acquisition de propriétés minières (note 4)	(500 000)	(500 000)	Purchase of mining properties (note 4)
Augmentation des frais reportés	(32 337)	(32 337)	Increase in deferred expenditures
	(532 337)	(532 337)

FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS DE FINANCEMENT :			CASH FLOWS FROM FINANCING ACTIVITIES:
Émission de capital-actions	6 599 000	6 599 001	Capital stock issuance
Frais d’émission d’actions ordinaires	(686 908)	(686 908)	Common share issue costs
	5 912 092	5 912 093
AUGMENTATION NETTE SUR LA TRÉSORERIE ET DES ÉQUIVALENTS DE TRÉSORERIE À LA FIN DE LA PÉRIODE	5 314 749	5 314 749	NET INCREASE IN CASH AND CASH EQUIVALENTS, END OF PERIOD

Voir les notes afférentes aux états financiers non vérifiés.	See notes to unaudited financial statements.

1.

STATUT ET NATURE DES ACTIVITÉS

La Société, constituée le 6 mars 2006 en vertu de la Loi canadienne sur les sociétés par actions, procède à l’exploration de propriétés.

La récupération des montants indiqués au titre des propriétés minières et des frais reportés connexes dépend de la découverte de réserves économiquement récupérables, de la capacité de la Société d’obtenir le financement nécessaire pour mener à terme la mise en valeur et de la production rentable future ou du produit de la cession de tels biens. Au 30 septembre 2006, la valeur nette comptable des propriétés minières représente, selon la direction, la meilleure estimation de leur valeur recouvrable nette. Cette valeur pourrait toutefois être réduite dans le futur.

1.    INCORPORATION AND NATURE OF OPERATIONS

The Company, incorporated as at March 6, 2006, under the Canadian Business Corporation Act, is engaged in the exploration of properties.

Recovery of amounts indicated under mining properties and the related deferred expenditures are subject to the discovery of economically recoverable reserves, the Company’s ability to obtain the financing required to complete development and profitable future production or the proceeds from the sale of such assets. At September 30, 2006, management determined that the net accounting value of mining properties represents the best estimate of their net recoverable value. This value may nonetheless be reduced in the future.

2.

PRINCIPALES CONVENTIONS COMPTABLES

TRÉSORERIE ET ÉQUIVALENTS DE TRÉSORERIE

La Société considère l’encaisse, l’encaisse réservée et les placements temporaires échéant à moins de trois mois de leur date d’acquisition comme de la trésorerie et équivalents de trésorerie.

2.

SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

The Company considers cash, restricted cash and short-term investments maturing within three months of their acquisition date as cash and cash equivalents, the value of which is not likely to change significantly.

PROPRIÉTÉS MINIÈRES ET FRAIS REPORTÉS

Les propriétés minières sont comptabilisées au coût. Les frais d’exploration et de mise en valeur sont reportés nets des aides gouvernementales reçues. Par contre, à l’abandon d'un projet, les coûts correspondants sont imputés aux résultats.

MINING PROPERTIES AND DEFERRED EXPENDITURES

Mining properties are recorded at cost. Exploration and development costs are deferred, net of government assistance received.  However, when a project is abandoned, the corresponding costs are charged against earnings.

RÉMUNÉRATIONS ET AUTRES PAIEMENTS À BASE D’ACTIONS

La Société impute aux résultats la rémunération à base d’actions offerte à ses administrateurs ainsi que les autres paiements à base d’actions offerts aux non-employés, selon la méthode fondée sur la juste valeur pour toutes les attributions octroyées. La juste valeur des options d’achat d’actions à la date d’attribution est déterminée à l’aide d’un modèle d’évaluation du prix des options. La dépense de rémunération est comptabilisée sur la période d’acquisition des options d’achat d’actions.

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

The Company charges against earnings stock-based compensation paid to its directors as well as other stock-based payments made to non-employees, based on the fair value method for all grants. The fair value of stock options on the grant date is determined using an option pricing model. The compensation charge is recognized over the stock option vesting period.

IMPÔTS SUR LE BÉNÉFICE La Société a recours à la méthode axée sur le bilan pour comptabiliser ses impôts sur le revenu. Les actifs et les passifs d’impôts futurs sont constatés pour rendre compte

INCOME TAXES

The Company records its income taxes using the balance sheet method. Future income tax assets and liabilities are recorded to take into account the impact on income taxes of variances between the accounting value of certain assets and liabilities shown on the balance sheet and their respective

IMPÔTS SUR LE BÉNÉFICE (suite)

des incidences fiscales futures des écarts entre la valeur comptable de certains éléments d’actif et de passif présentés au bilan et leur valeur fiscale respective. Au besoin, une provision pour moins-value est inscrite pour ramener les actifs d’impôts à un montant dont la réalisation est plus probable qu’improbable. L’incidence des variations des taux d’imposition est constatée dans l’exercice au cours duquel ces taux changent.

INCOME TAXES (continued)

fiscal values. A valuation allowance is recorded as required to reflect the income tax assets that is more likely to be realized than not. The impact of any changes in income tax rates is recorded in the year in which the rates change.

PERTE PAR ACTION La perte par action est calculée selon le nombre moyen pondéré d’actions ordinaires en circulation au cours de la période.	LOSS PER SHARE The loss per share is calculated based on the weighted-average number of common shares outstanding during the period.

UTILISATION D’ESTIMATION

La préparation des états financiers conformément aux principes comptables généralement reconnues nécessite que la direction établisse des estimations et pose des hypothèses qui influent sur les montants des éléments d’actif et de passif déclarés, les montants reliés de revenus et de dépenses, la valeur de réalisation de propriétés minières et des frais d’exploration reportés, l’évaluation des passifs environnementaux et la présentation du passif éventuel. Les résultats réels peuvent être différents des montants estimés.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally recognized accounting principles requires management to make estimates and assumptions that affect the assets and liabilities reported, amounts related to revenue and expenses, recoverable values for mining property and deferred exploration expenses, environmental liability provisions and the presentation of future liabilities. Actual results could differ from these estimates.

3.

ENCAISSE RÉSERVÉE

Conformément au premier financement accréditif réalisé en date du 17 août 2006, la Société s’est engagée à dépenser  4 300 000 $ en frais d’exploration avant le 31 décembre 2007 à l’exploration du projet aurifère Discovery. De ce montant, 29 015 $ ont été engagés au 30 septembre 2006.

3.

RESTRICTED CASH

Pursuant to the first flow-through financing completed as at August 17, 2006, the Company undertook to incur $4,300,000 in exploration expenses before December 31, 2007 on the Discovery gold project. Of this total, $29,015 had been incurred as at September 30, 2006.

4. PROPRIÉTÉS MINIÈRES Au 30 septembre 2006 (non vérifié) Discovery 4 700 172 $ Montbray -	4. MINING PROPERTIES As at September 2006 (unaudited) Discovery $4 700 172 Montbray -

Au cours du deuxième trimestre, la Société a acquis les droits sur les propriétés minières Discovery et Cameron (regroupées sous le nom de Discovery) et Montbray de la société apparentée Ressources Strateco inc. à leur valeur comptable de 3 425 172 $ et de la société GéoNova Explorations inc. à leur juste valeur de 1 275 000 $ en échange de :

•

20 000 000 actions de la Société émises au nom de Ressources Strateco inc. pour un montant de 3 200 172 $;

•

1 000 000 actions de la Société émises au nom de GéoNova Explorations inc. pour un montant de 1 000 000 $ ; et

•

225 000 $ et 275 000 $ au comptant à Ressources Strateco inc. et GéoNova Explorations inc. respectivement.

La Société et Ressources Strateco inc. sont apparentées dû au fait qu’elles ont des administrateurs communs ayant une influence notable sur chacune des sociétés.

During the second quarter, the Company has acquired the rights on the Discovery and Cameron properties (grouped under the name of Discovery), and Montbray from the related company Strateco Resources Inc. at their carrying value of $3,425,172 and from the company GéoNova Explorations Inc. at their fair value of $1,275,000 in exchange of:

•

20,000,000 shares of the Company issued to Strateco Resources Inc. for an amount of $3,200,172;

•

1,000,000 shares of the Company issued to GéoNova Explorations Inc. for an amount of $1,000,000; and

•

$225,000 and $275,000 in cash to Strateco Resources Inc. and GéoNova Explorations Inc. respectively.

The Company and Strateco Resources Inc. are related due to the fact that they have interlocking directors having significant influence on both companies.

5. FRAIS REPORTÉS Frais Solde au 30 d’exploration septembre 2006 Propriété minière (non vérifié) (non vérifié) Discovery 32 337 $ 32 337 $	5. DEFERRED EXPENDITURES Exploration Balance at expenses September 30, 2006 Mining property (unaudited) (unaudited) Discovery $32 337 $32 337

6.

CAPITAL-ACTIONS

Autorisé

Nombre illimité d’actions ordinaires sans valeur nominale.

Nombre illimité d’actions ordinaires sans valeur nominale pouvant être émises en série dont les droits, privilèges, restrictions et conditions seront fixés par le conseil d’administration.

                                            Actions                  30 septembre

                                          ordinaires                              2006

                                                                         (non vérifié) $

Émis et payé

En contrepartie de

propriétés minières

(note 4)                             21 000 000                 4 200 172

En espèces

    Financement

    accréditif et autres         6 599 000                  6 599 000

Frais d’émission

incluant les bons

de courtiers et les

impôts futurs                              -                      (2 122 780)

Solde à la fin de

la période                       27 599 000                    8 676 392

6.  CAPITAL STOCK

Authorized

Unlimited number of common shares without par value.

Unlimited number of preferred shares without par value issuable in series, with rights, privileges, restrictions and conditions to be determined by the Board of Directors.

                                            Common              September 30,

                                               shares                               2006

                                                                          (unaudited) $

Issued and fully paid

As consideration for

mining properties

(note 4)                             21 000 000                 4 200 172

In cash

    Flow-through and

    other financings             6 599 000                 6 599 000

Issue costs including

brokers’ warrants

and future income

taxes                                           -                      (2 122 780)

Balance end of

period                              27 599 000                  8 676 392

7.

RÉGIME D’OPTIONS D’ACHAT D’ACTIONS

Au cours de la période de six mois terminée le 30 septembre 2006, 1 450 000 options ont été octroyées. De ce montant, 1 330 000 ont été octroyées à des administrateurs et hauts dirigeants, 120 000 à des consultants. Le prix de levée de ces options est de 1,00 $ l’action et leur échéance est le 10 septembre 2011.

La juste valeur de chaque option octroyée a été déterminée au moyen du modèle d’évaluation d’options Black-Scholes. À la date d’octroi, cette juste valeur des options attribuées était de 0,1645 $ l’action.

Les hypothèses suivantes ont été utilisées aux fins de ces calculs :

Taux d’intérêt sans risque                                             2.75%

Durée prévue                                                                    3 an

Volatilité                                                                           80%

Rendement de l’action prévu                                          0,00 $

Au cours de la période, un montant de 238 525 $ a été constaté dans les résultats.

7.

STOCK OPTION PLAN

During the six-month period ended September 30, 2006, 1,450,000 options were granted. From this amount, 1,330,000 were granted to directors and senior officers, 120,000 to consultants. The strike price of these options is $1.00 per share and their maturity is September 10, 2011.

The fair value of each option granted was determined using the Black-Scholes option pricing model. At the grant date, the fair value of the options granted was $0,1645 per option.

The following weighted average assumptions were used for the purposes of the calculations:

Risk-free interest rate                                                   2.75%

Expected life                                                               3 year

Volatility                                                                         80%

Expected dividend yield                                                $0,00

As at September 30, 2006, an amount of $238,525 was recorded in the results.

8.

BONS DE SOUSCRIPTION

Dans le cadre de l’appel public à l’épargne daté du 17 août 2006, la Société a émis 1 149 500 bons de souscription. Le prix de levée est de 1,25 $ l’action et l’échéance est le 17 février 2008.

La Société a octroyé à Corporation de Valeurs Mobilières Dundee, La Corporation Canaccord Capital et Valeurs Mobilières Haywood inc. agissant à titre de courtier dans l’appel public à l’épargne, 461 930 bons de souscription à titre de rémunération. Le prix de levée est de 1,00 $ l’action et  l’échéance est le 18 février 2008. Chaque bon de souscription permet à son détenteur de souscrire une action de la Société. La juste valeur de chaque bon de souscription octroyé a été déterminée au moyen du modèle d’évaluation d’options Black-Scholes. À la date d’octroi, cette juste valeur moyenne pondérée des bons attribués était de 0,227 $ par bon.

Les hypothèses suivantes ont été utilisées aux fins de ce calcul :

Taux d’intérêt sans risque                                             2.75%

Durée prévue                                                                   1,5 an

Volatilité                                                                           80%

Rendement de l’action prévu                                          0,00 $

Le prix de levée moyen pondéré des bons de souscription est de 1,18 $.

Au cours de la période, un montant de 102 872 $ a été comptabilisé au crédit du surplus d’apport et débité au capital-actions.

8.     WARRANTS

In the course of the public offering dated August 17, 2006, the Company issued 1,149,500 warrants. The exercise price is $1,25 per share and the expiry date is February 17, 2008.

The Company granted 461,930 warrants to Dundee Securities Corporation, Canaccord Capital Corporation and Haywood Securities Inc. as agent of the public offering. The exercise price is $1,00 per share and the expiry date is February 18, 2008. Each warrant entitles its holder to purchase one share of the Company. The fair value of each warrant granted was determined using the Black-Scholes option pricing model. At the grant date, the weighted average fair value of the warrants granted was $0.227 per warrant.

The following assumptions were used in the calculation:

Risk-free interest rate                                                   2.75%

Expected life                                                              1.5 year

Volatility                                                                         80%

Expected dividend yield                                                $0,00

The weighted-average strike price of the warrants is $1.18.

During the period, an amount of $102,872 was credited to contributed surplus and debited to capital stock.

9.

ENGAGEMENTS

Entente de services

La Société a signé avec BBH Géo-Management inc., une société privée dont M. Guy Hébert, un administrateur de la Société, est également président et administrateur, une entente de services d’un an, datée du 1er juin 2006 aux termes de laquelle BBH assumera la gestion des travaux d’exploration devant être encourus par la Société. Les frais et les coûts qui seront chargés à la Société par BBH couvriront notamment les services suivants :

•

utilisation des locaux et des équipements de BBH (pour un montant mensuel de 2 000 $) ;

•

réalisation des travaux d’exploration (incluant des frais d’administration de 10 % des dépenses d’exploration);

•

gestion, administration, comptabilité et services légaux;

•

services de consultation, y compris dans le domaine géologique ;

•

relations avec les investisseurs et les autorités de réglementation ; et financement.

Les honoraires à être payés à BBH sont équivalents à la rémunération qui serait autrement payée par la Société à une tierce partie non apparentée.

Michel Bouchard, le président de la Société, est un employé de BBH depuis le  21 juin 2006.

Relations avec les investisseurs

Afin de faire connaître la Société et de promouvoir son titre, la Direction a annoncé l’embauche de Dresden Capital de Montréal, une firme de relations avec les investisseurs.

9.

COMMITMENTS

Service Agreement

The Company has signed with BBH Géo-Management Inc., (“BBH”) a private company, of which Mr. Guy Hébert, a director of the Company, is also the president and director, a one year service agreement dated June 1, 2006 pursuant to which BBH will assume the management of the exploration work to be incurred by the Company. The fees and costs to be charged to the Company by BBH will cover the following services:

•

use of the premises and equipments of BBH (for a monthly fee of $2,000);

•

realization of the exploration work (including an administration fee of 10% of the exploration expenditures);

•

management, administration, accounting and legal services;

•

consulting services, including with respect to geology;

•

relations with investors and regulatory authorities; and financing.

The fees to be paid to BBH are equivalent to the remuneration that would be paid by the Company to a non-related party.

Michel Bouchard, the president of the Company, is an employee of BBH since June 21, 2006.

Investor relations

In order to raise the Company’s profile and promote the stock, management announced that it had hired Montreal investor relations firm Dresden Capital.

10.

INSTRUMENTS FINANCIERS

La valeur comptable de l’encaisse et des placements temporaires, de l’encaisse réservée, des taxes de vente à recouvrer et des créditeurs et charges à payer s’approchent de leur juste valeur du fait que les instruments qui s’y rapportent ont une échéance relativement brève.

10.    FINANCIAL INSTRUMENTS

The accounting value of cash and temporarily investments, restricted cash, sales tax receivable and accounts payable and accrued liabilities approximate their fair value as the related instruments have a relatively short term.

11.

OPÉRATIONS ENTRE APPARENTÉS

Au cours de la période de six mois terminée le 30 septembre 2006, des frais généraux et d’administration d’un montant de 79 000 $ on été encourus auprès de la société BBH, dont un dirigeant est également administrateur de la Société.

Des frais d’experts-conseils et sous-traitants au montant de 8 000 $ et des frais de gestion au montant de 2 000 $ inclus dans l’état des frais reportés ont été encourus auprès de cette même société.

De plus, des frais d’émission d’actions d’un montant de 54 000 $ ont été encourus auprès de cette même société (note 6).

Au 30 septembre 2006, les créditeurs et les charges à payer comprennent un montant de 50 000 $ à payer à cette même société.

11.   RELATED PARTY TRANSACTIONS

During the six-month period ended September 30, 2006, general and administrative expenses of $79,000 were paid to a company, BBH, whose one officer is also director of the Company.

Consultants and subcontractor fees of $8,000 and management fees of $2,000 shown in the statement of deferred expenditures were paid to the same company.

In addition, share issue costs of $54,000 were paid to the same company (note 6).

As at September 30, 2006, accounts payable and accrued liabilities included an amount of $50,000 to be paid to the same company.

12.  THE EFFECT OF APPLYING UNITED STATES ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. The effect of applying United States generally accepted accounting principles (“U.S. GAAP”) on net earnings would be as follows:

Three month period at September 30, 2006

Net loss per Canadian GAAP, as reported	$393,560

Properties and deferred expenditures (1)	32,337
Deferred tax expenses (recovery) (2)	(2611)

Net loss and comprehensive income for the year, according to U.S. GAAP	$423,286

Net loss per share per Canadian GAAP, as reported	0.03

Effect of adjustments:
Properties and deferred expenditures (1)	0.03
Deferred tax expenses (recovery) (2)	-

Loss per share, according to U.S. GAAP	$0.03

(1) Properties and deferred expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. Under Canadian GAAP, the property’s potential for development is sufficient to permit the capitalization of exploration expenditures incurred as property acquisition costs and deferred expenditures and the management intends to pursue the development. Under U.S. GAAP, a final feasibility study showing economically recoverable proven and probable reserves is required for capitalization of exploration expenditures. Accordingly, the property related costs must be expended as incurred.

(2) Under Canadian GAAP, shares issued as flow-through shares are recorded at their face value when issued. When the entity acquires assets the carrying value may exceed the tax basis as a result of the enterprise renouncing the deductions to the investors. The tax effect of the temporary difference is recorded as a share issue cost. Under US GAAP, the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

The effect of the application of the above adjustments on the balance sheet of the Company at September 30, 2006 would be to decrease deferred expenditures by $32,337 to $0, decrease long-term liability by $948,611 and decrease shareholders’ equity by $3,783,898..

The effect on the statement of cash flows would be a further decrease of $32,337 in cash flows from operating activities and a decrease of $32,337 in cash flows used in investing activities.

PART III:

List of Exhibits

4.1(1)	Final Prospectus dated August 2, 2006	E	44
6.1(1)	Agreement between Strateco Resources Inc. and GéoNova Explorations Inc. dated February 15, 2006 for purchase of Discovery Property.	E	111
6.2(1)	English Language Summary of Agreement between Strateco Resources Inc. and GéoNova Explorations Inc. dated February 15, 2006 for purchase of Discovery Property.	E	137
6.3(1)	Agreement between Cadiscor Resources Inc. and Strateco Resources Inc. dated May 10, 2006 for Purchase /Sales of Discovery and Montbray Properties.	E	138
6.4(1)	English Language Summary of Agreement between Cadiscor Resources Inc. and Strateco Resources Inc. dated May 10, 2006 for Purchase /Sales of Discovery and Montbray Properties.	E	150

6.5(1)	Stock Options for management, officers and employees dated April 1, 2006 (French version)	E	151
6.6(1)	Stock Options for management, officers and employees dated April 1, 2006( English Summary)	E	161
6.7(1)	Contract of services between BBH Géo-Management Inc. and the Company dated June 1st, 2006 (French version)	E	162
6.8(1)	English language summary of Contract of services between BBH Géo-Management Inc. and the Company dated June 1st, 2006	E	167
10.1(1)	Form F/X appointing Eaton, Peabody as Agent of the Company in the Unites States of America dated August 28, 2006 and certified copy of the Board of Directors dated August 28, 2006	E	168
10.2(1)	Letter of consent from Gowling, Lafleur, Henderson, LLP dated November 6, 2006	E	172
10.3	Letter of consent from Petrie Raymond, LLP dated November 28, 2007,	E	173
10.4	Letter of consent from Carl Pelletier, P.Geo, Qualified Person of Innovexplo Inc. Experts-Conseils-Mines et Exploration	E	174

(1)  Filed previously on October 6, 2007

SIGNATURES

Pursuant to the requirements of section 12(b) or (g) of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 10-SB/A3 and has duly caused this General Form for Registration of Securities of Small Business Issuers to be signed on its behalf by the undersigned, thereunto duly authorized.

CADISCOR RESOURCES INC.

By:   “Michel Bouchard”

       __________________

       President and Director

Date:   November 28, 2007